Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Quigler, Inc.
143 Hoyt Street, Apt 7 L
Stamford, CT 06905
www.quigler.com

Up to $106,995.00 in Class B Common Stock at $15.00
Minimum Target Amount: $9,990.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Quigler, Inc.
Address: 143 Hoyt Street, Apt 7 L, Stamford, CT 06905
State of Incorporation: DE
Date Incorporated: March 09, 2015

Terms:

Equity

Offering Minimum: $9,990.00 | 666 shares of Class B Common Stock
Offering Maximum: $106,995.00 | 7,133 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $15.00
Minimum Investment Amount (per investor): $300.00

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks *

Perks For Real Estate Agents

1. 1 year of Quigler (value $298)
2. 18 months of Quigler + 1 Power Marketing for Luxury Real Estate book (value $496)
3. 2 years of Quigler + all 3 of the Power Marketing books (value= $743)
4. 3 years of Quigler and all the books (value = $894 + $99 = $993 perk).
5. Lifetime membership + all the books. (value depends on how long agent is in the business).

Perks for Consumers

1. a Quarterly Market Report on the national residential real estate market.
2. National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price", a guide to getting the highest price for your home.
3. National Quarterly Residential Real Estate Market Report + Get Your Highest Price book+ Quigler hat.
4. National Quarterly Residential Real Estate Market Report + Get Your Highest Price book + Quigler Hat + "Winning Listing Presentations, for life" a book for all sales on how to connect with customers and win them over.
5. National Quarterly Residential Real Estate Report + Get Your Highest Price+ Quigler hat + Winning Listing Presentations, for life + Quigler T Shirt.

Broker Owners who are accredited investors

$25,500 = 1200 consecutive months of Quigler memberships for agents. i.e. 100 agents for 12 months or 200 agents for 6 months or 50 agents for 24 months, etc. Value

$29,800.

All perks occur after the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Quigler, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Quigler is a mobile and web application that acts like a "GPS" for the real estate buy/sell transaction communicating to consumers and agents the requirements each must do at each Step according to federal and state law. It organizes those requirements into easy-to-follow Actions under each Step which are simple "yes" or "no" questions. When performed by the agent, the consumer gets an immediate text notification of completion, time-stamped and dated, creating a running record of what has been done, when, and what remains to be done. We believe it provides consumers transparency throughout the sales process, welcome compliance, instant documented communication and unprecedented accountability for the largest and in many cases the most expensive financial transaction of most consumers' lives. For agents it is like having a mentor and guide 24/7 in the palm of their hands coaching them always to do what is required, when it is required, and then having a personal assistant to provide notifications and updates to their clients while creating a running record of what they did and when, saving hours of client updating and providing clients transparency, communication and accountability.

Competitors and Industry

Transaction Management Programs: There are many available in the industry, but they deal with the transaction mainly from the time of an accepted offer (Step 9 out of 10 in Quigler). Quigler deals with what is required up to that point by the Code of

Ethics and federal and state law as well as additional Actions not covered by most transaction managers. Also, existing transaction management systems deal mainly with required forms. Quigler does, too, but goes beyond forms to Actions required of consumers and agents during the transaction by law or Code. 2. Rating and Grading sites. From Yahoo to Zagat to Rate your Agent, there are literally hundreds of existing rating and grading sites. We believe Quigler is different from all of them. All share two characteristics: first, they are based upon subjective opinions that can be and often are manipulated, with friends and family adding subjective reviews and sites purging bad reviews. Second, they are "after the fact", meaning they are not in real time, but only occur after the event being rated has concluded. We believe Quigler is the first rating and grading app based solely on (a) objective industry best practices as determined by law and code that cannot be gamed or manipulated and (b) operates in real time, meaning that if any agent does something wrong, they are notified instantly and can immediately self-correct and always comply with industry best practices. We believe these two key differences from other rating and grading apps is a revolution in the rating and grading space. 3. Compliance checklist applications are the norm in the financial and legal world, but for the largest consumer transaction in most people's lives, the purchase and sale of home, we have found almost none for agents or consumers, other than transaction and closing coordinators who deal mainly with compliance of forms.

Current Stage and Roadmap

The Web app and IOS app are launched for all 50 states. Federal law and the National Association of REALTORS® Code of Ethics are loaded for all 50 states. State specific content is loaded for New York State, New York City and Connecticut. California and Florida will follow in April and May. Our future plans are to: (a) create an enterprise software solution for broker/owners that automates the compliance of their independent contractor agents, (b) create upgrades for communication from agents to consumers that include features that 71% of agents we polled say they would pay $120 a year more for, (c) create marketing, public relations and advertising campaigns to consumers and agents to drive traffic to convert to subscriptions, (d) create the state content for the remaining states.

The Team

Officers and Directors

Name: David Michonski

David Michonski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: March 09, 2015 - Present
  Responsibilities: Run the company and oversee its development and operations

- Position: CEO
  Dates of Service: March 09, 2015 - Present
  Responsibilities: Run the company

Other business experience in the past three years:

- Employer: Snell Real Estate
  Title: Executive Vice President
  Dates of Service: November 01, 2013 - January 01, 2017
  Responsibilities: Run the Snell Real Estate company in Los Cabos Mexico

Other business experience in the past three years:

- Employer: MFE, Inc.
  Title: Chairman
  Dates of Service: May 01, 1979 - Present
  Responsibilities: Oversee private personal services company for his and wife's income.

Other business experience in the past three years:

- Employer: PowerMarketing.pro, Inc.
  Title: CEO
  Dates of Service: January 31, 2010 - Present
  Responsibilities: Oversee companies sales

Name: Linda Michonski

Linda Michonski's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Executive Vice President
  Dates of Service: March 09, 2015 - Present
  Responsibilities: Oversee the development of the Quigler app with coders, testing, and customer service support.

- Position: Board of Directors
  Dates of Service: March 09, 2015 - Present
  Responsibilities: Overall oversight of the company

Other business experience in the past three years:

- **Employer:** Douglas Elliman Real Estate
  Title: Sales Agent
  Dates of Service: May 01, 2015 - Present
  Responsibilities: To sell real estate or help consumers buy real estate

Other business experience in the past three years:

- **Employer:** MFE. Inc.
  Title: Executive V.P.
  Dates of Service: April 01, 1979 - Present
  Responsibilities: Help with production of income for the company

Other business experience in the past three years:

- **Employer:** Powermarketing.pro. Inc.
  Title: Executive V.P.
  Dates of Service: April 04, 2010 - Present
  Responsibilities: Help with bookeeping and production of income.

Other business experience in the past three years:

- **Employer:** Quigler, Inc.
  Title: Executive Vice President
  Dates of Service: March 03, 2015 - Present
  Responsibilities: Oversight of application programming and testing as well as customer service.

Name: Edward Giardina

Edward Giardina's current primary role is with Giardina and French, CPA. Edward Giardina currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Financial reporting and overall strategic direction.

- **Position:** Chief Financial Officer
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Financial reporting

Other business experience in the past three years:

- **Employer:** Giardina and French, CPA
  Title: Former partner, now retired.
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Minimal work with former clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common non-voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. You are betting that the valuation of the company in the future will exceed $8,000,000.

The transferability of the Securities you are buying is limited
Any Class B Non-voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase

cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate educational/compliance software industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Non-voting common stock in the amount of up to 7,133 shares in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Class B stock that an investor is buying has NO voting rights attached to it. Thus, you will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to

achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Quigler, Inc. was formed on March 9, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Quigler, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Quigler application is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents pending, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. While the Company intends to continue to protect its intellectual property portfolio from such violations, it is important to note that unforeseeable costs associated with doing so may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find

prior art to invalidate it, or render the pending patent unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences on the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including creating and coding the application, accounting, legal work, public relations, advertising, marketing and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers'

operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access our data and those who utilize our platform. Further, any significant disruption in service on the Quigler IOS or web applications or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Quigler applications could harm our reputation and materially negatively impact our financial condition and business.

No Reliance

The investor is not relying on any of the Company information or the Offering Memorandum with respect to any legal, investment or tax considerations involved in the purchase, ownership and disposition of the Class B Common non-voting stock being purchased or any investment in the company. Further, in regard to the legal, investment and tax considerations involved in the purchase, ownership and disposition of the Class B Common non-voting stock, the investor has consulted with such legal counsel, business and/or investment advisor, accountant and tax advisor, if any, as the investor deemed necessary.

Continued Voting Control by Principal Stockholders

Even if the offering is fully subscribed, David and Linda Michonski will continue to hold voting control of the Company.

Single Asset Risk

Any investment in a company which only owns a single asset will be materially affected by the value of such asset. As a result, a substantial decline in the value of such asset will be detrimental to the holding company. Currently, the company's sole focus is developing and monetizing the Quigler application (in web, IOS and Android form) and the sole material asset of the company will be its interests in the application (and related rights, etc.) Accordingly, the company's investments are not diversified and the company is subject to a greater risk of loss than if its investments were diversified. If the proprietary value of the application is materially or adversely affected and/or the application fails to monetize, it will be materially detrimental to the success and profitability of the company and the investor will recognize a loss of all or a part of his/her/its investment in the company. Further, since the company does not anticipate any diversification at this time, it may not be able to mitigate against a significant down-turn in the industry/economy which adversely affects the value and/or profitability of the application.

Financial Condition of the Company

To date Quigler has raised just over $1M of equity and $250,00 of convertible debt to fund the development of the initial version of the application. The Company is

conducting this offering in order to raise additional capital to continue such development and to facilitate the marketing and sale of the application.

Dependence on Key Employees

The Company's operations and viability will be highly dependent on the continued participation and involvement of David and Linda Michonski and certain other officers of the Company. The Company's business would be materially adversely affected if it were to lose the services of any such key personnel and it were unable to locate suitable replacements. The loss, through, untimely death or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Uncertainty of Exit Plans

At this time, there is no planned or expected exit strategy with respect to the sale of any shares of capital stock. Accordingly, the investor is expected to hold his/her/its investment for an indefinite period of time.

Competition

The company believes the Quigler application is and will be a new product hitherto unseen in the market of real estate service providers and, therefore, exists in a product class of its own. However, because the Quigler application creates accountability for service providers (agents) by issuing a grade for the actions performed, it is possible that the company will be considered within the real estate agent rating industry. That industry is increasingly competitive and is characterized by private and public companies that have been operating within the market for several years, many of whom have considerably greater financial, human and other resources, experience and/or name recognition than the Company. Such companies include but are not limited to Realtor.com, Real Satisfied, Quality Service Certification, Yahoo, Amitree, Brivity, Yelp, Zillow and Trulia, to mention a few. In addition, the company is sometimes viewed as a "transaction platform" application in which space there are many competitors including Zip Logix with 600,000 users. The National Association of REALTORS® ("NAR"), Quigler's partner through its Second Century Ventures REach Accelerator program, owns a significant stake in Zip Logix. NAR provides this platform free to all 1.2M agents (however, in May 2018, NAR past dues increases to pay for the Zip Logix service for all members). Most such transaction platforms like Zip Logix, Docu-Sign, Dotloop, Simplicity, deal with providing agents (and their clients) with the various required state and federal mandated forms necessary during the brokerage transaction process. While Quigler also provides the state and federal mandated forms, it believes itself to be the only such platform that operates as a compliance checklist and provides a sequential work flow (mirroring the transaction) of Steps and Actions required by federal and state law and the NAR Code of Ethics with real time rating and grading. Notwithstanding the preceding, existing transaction platform companies already have market share and existing customer bases that Quigler does not yet have.

Real Estate Market Risks

Initially, the Company intends to market the application to Service Providers who are licensed real estate agents and/or broker/owners in the United States. Accordingly, the

success of the application and the ultimate profitability of the Company, will be subject to the general market level risks associated with the real estate brokerage industry including macro-level risks such as rising interest rates, a recession, job loss in market, etc.

No Control or Vote

The Class B Common non-voting stock provides the investor with no control or vote on any matter requiring the consent of shareholders of the Company, including without limitation, the appointment of directors and/or officers or agents of the Company. As a result the holders of Class B Common non voting stock will have no right to exercise any control over, or otherwise offer input into, the operation of the Company and/or its business.

Determination of Offering Price

While the Company has used the Gordon Growth Model Discounted Cash Value valuation model to inform its determination of an offering price using the Company's projections, the price per share is based primarily on its present and anticipated financing needs and bears little to no relationship to the Company's present financial condition, assets, book value, earnings or any other generally accepted valuation criteria.

Dependence on Coding/Development Entities

The Company is materially and inherently dependent on coding and development entities which employ independent contractor personnel worldwide on a contract basis. The coding/development industry suffers a high turnover of personnel (estimated at 20% per year) and, therefore, there can be no assurance that the current development firm, MindTrust Labs, will be able to retain key personnel involved in the Quigler application. Loss of such personnel can hinder and delay the continued development of the Quigler application costing the Company the additional expenses inherent in such delays, finding new coders, paying for a transition and other expenses related to changes in personnel.

Market Acceptance

There can be no guarantee that consumers will care about their agent complying with federal/state laws or the NAR Code of Ethics nor that consumers will care about having an agent assist them with complying with those aspects of federal/state law that apply to them. There can also be no guarantee that consumers will care about immediate notifications and communications from their agent. If agents perceive that consumers do not care about compliance or communication, it will be more difficult for the Company to attract agents to purchase a membership for the Quigler application.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Michonski	191,400	Class A Common Stock	51%
Linda D. Michonski	183,750	Class A Common Stock	49%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Debt, Key People Options, Convertible Debt, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 7,133 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 750,000 with a total of 538,125 outstanding.

Voting Rights

The Class A Common Stock is the sole class of voting capital stock of the Corporation and each share of Class A Common Stock stock entitles the holder thereof to one (1) vote on each matter submitted to a vote of the "shareholders" of the Corporation.

Material Rights

538,125 shares of Class A Common Stock are currently issued, calculated on a fully converted basis, including conversion of outstanding convertible securities. These convertible securites account for 162,975 of the 538,125 currently outstanding.

(b) Acknowledgement.

Notwithstanding anything to the contrary herein, except with respect to the respective non-voting nature of the shares of Class B Common Stock as provided in Section 4.2(a)(ii) above, it is intended that each share of Capital Stock will be substantively identical and that each holder of a share of Capital Stock will be entitled/subject to all of the same rights and obligations (including all distribution rights) with respect to such shares as provided in and under the Organizational Documents, the DGCL, and all other applicable laws.

(c) Dividends and other Distributions.

At such times as reasonably determined by the Board, dividends and other distributions shall be paid to each of the holders of Capital Stock, pro rata in

proportion to the number of shares of Capital Stock held by such holders.

IV.3 No Pre-Emptive Right.

Notwithstanding anything contained herein to the contrary, the Corporation is authorized to issue as many shares of stock, and classes of shares of stock, as it deems necessary from time to time (subject to compliance with the DGCL (including amendment of this Certificate of Incorporation) and all other applicable Organizational Documents, if any) and, unless otherwise specifically provided for in the Organizational Documents (or any of them) and/or agreed to by the Board (in its sole discretion), no Shareholder shall have a right (i.e. any "preemptive right") to participate in ay offering of additional shares of stock by the Corporation.

IV.4.1 Dissolution.

(a) The Corporation shall be dissolved and its affairs shall be wound up only upon the first to occur of the following:

(i) the affirmative vote of a majority of the Shareholders (to the extent entitled to vote on such matter) to dissolve the Corporation;

(ii) the entry of a decree of judicial dissolution under the DGCL; and

(b) Except as provided in this Certificate of Incorporation all other applicable Organizational Documents, if any), no Shareholder shall have the right: (i) to withdraw or resign as a Shareholder of the Corporation, (ii) to redeem or otherwise require redemption of such Shareholder's shares of Capital Stock (or any portion thereof) or (iii) to the fullest extent permitted by law, to require the Corporation. to dissolve itself voluntarily.

(c) Notwithstanding any other provision of this Certificate of Incorporation, the bankruptcy of a Shareholder shall not cause the Shareholder to cease to be a shareholder of the Corporation and, upon the occurrence of such an event, the business of the Corporation shall continue without dissolution.

IV.4.2 Winding Up.

In the event of the dissolution of the Corporation pursuant to Section 4.4.1, the Board shall wind up the Corporation's affairs.

(a) Upon dissolution of the Corporation and until the filing of an articles of dissolution as provided in the DGCL, the Board (or a liquidating trustee, as the case may be) shall, in the name of, and for and on behalf of, the Corporation, continue to act as such and shall make all decisions relating to the conduct of any business or operations during the winding up period and to the sale or other disposition of the Corporation's assets, including, without limitation, to prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Corporation's business, dispose of and convey the Corporation's assets, discharge or make reasonable provision for the Corporation's liabilities, and distribute to the Shareholders in accordance with Section

4.4.3 below any remaining assets of the Corporation, all without affecting the liability of Shareholders and without imposing liability on any liquidating trustee. Each Shareholder hereby waives any claims it may have against the Board during any winding up that may arise out of the Board's management of the Corporation, so long as the Board acts in good faith and without gross negligence, recklessness or willful misconduct. Every reasonable effort shall be made to dispose of the assets of the Corporation within ninety (90) days after dissolution.

(b) Upon the completion of winding up of the Corporation, the Board or a liquidating trustee, as the case may be, as an authorized person shall file a certificate of cancellation of this Certificate of Incorporation in the Office of the Secretary of State of the State of Delaware as provided in the Act and any other similar certificates of cancellation or termination required to discontinue its status as a legal entity or its authorization to do business in the states in which it is qualified to do so. The existence of the Corporation as a separate legal entity shall continue until cancellation of this Certificate of Incorporation as provided in the

DGCL. IV.4.3 Distribution of Assets.

Upon dissolution of the Corporation, the expenses of liquidation (including compensation for the services of the liquidating trustee and legal and accounting fees and expenses) and the Corporation's liabilities and obligations to creditors (including obligations to Shareholders, if any, other than liabilities for distributions) shall be paid, or reasonable provisions shall be made for payment thereof, in accordance with applicable paid, or reasonable provisions shall be made- for payment thereof, in accordance with applicable law, from cash on hand or from the liquidation of the Corporation's assets. After payment or provision for payment of all expenses of liquidation and liabilities and obligations of the Corporation, the remaining assets of the Corporation (whether cash or securities) shall be distributed to the Shareholders in accordance with Section 4.2(b) above.

Class B Common Stock

The amount of security authorized is 150,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

(b) Acknowledgement.

Notwithstanding anything to the contrary herein, except with respect to the respective non-voting nature of the shares of Class B Common Stock as provided in Section 4.2(a)(ii) above, it is intended that each share of Capital Stock will be substantively identical and that each holder of a share of Capital Stock will be entitled/subject to all of the same rights and obligations (including all distribution rights) with respect to such shares as provided in and under the Organizational

Documents, the DGCL, and all other applicable laws.

(c) Dividends and other Distributions.

At such times as reasonably determined by the Board, dividends and other distributions shall be paid to each of the holders of Capital Stock, pro rata in proportion to the number of shares of Capital Stock held by such holders.

IV.3 No Pre-Emptive Right.

Notwithstanding anything contained herein to the contrary, the Corporation is authorized to issue as many shares of stock, and classes of shares of stock, as it deems necessary from time to time (subject to compliance with the DGCL (including amendment of this Certificate of Incorporation) and all other applicable Organizational Documents, if any) and, unless otherwise specifically provided for in the Organizational Documents (or any of them) and/or agreed to by the Board (in its sole discretion), no Shareholder shall have a right (i.e. any "preemptive right") to participate in ay offering of additional shares of stock by the Corporation.

IV.4.1 Dissolution.

(a) The Corporation shall be dissolved and its affairs shall be wound up only upon the first to occur of the following:

(i) the affirmative vote of a majority of the Shareholders (to the extent entitled to vote on such matter) to dissolve the Corporation;

(ii) the entry of a decree of judicial dissolution under the DGCL; and

(b) Except as provided in this Certificate of Incorporation all other applicable Organizational Documents, if any), no Shareholder shall have the right: (i) to withdraw or resign as a Shareholder of the Corporation, (ii) to redeem or otherwise require redemption of such Shareholder's shares of Capital Stock (or any portion thereof) or (iii) to the fullest extent permitted by law, to require the Corporation. to dissolve itself voluntarily.

(c) Notwithstanding any other provision of this Certificate of Incorporation, the bankruptcy of a Shareholder shall not cause the Shareholder to cease to be a shareholder of the Corporation and, upon the occurrence of such an event, the business of the Corporation shall continue without dissolution.

IV.4.2 Winding Up.

In the event of the dissolution of the Corporation pursuant to Section 4.4.1, the Board shall wind up the Corporation's affairs.

(a) Upon dissolution of the Corporation and until the filing of an articles of dissolution as provided in the DGCL, the Board (or a liquidating trustee, as the case may be) shall, in the name of, and for and on behalf of, the Corporation, continue to act as such and shall make all decisions relating to the conduct of any business or operations during

the winding up period and to the sale or other disposition of the Corporation's assets, including, without limitation, to prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Corporation's business, dispose of and convey the Corporation's assets, discharge or make reasonable provision for the Corporation's liabilities, and distribute to the Shareholders in accordance with Section 4.4.3 below any remaining assets of the Corporation, all without affecting the liability of Shareholders and without imposing liability on any liquidating trustee. Each Shareholder hereby waives any claims it may have against the Board during any winding up that may arise out of the Board's management of the Corporation, so long as the Board acts in good faith and without gross negligence, recklessness or willful misconduct. Every reasonable effort shall be made to dispose of the assets of the Corporation within ninety (90) days after dissolution.

(b) Upon the completion of winding up of the Corporation, the Board or a liquidating trustee, as the case may be, as an authorized person shall file a certificate of cancellation of this Certificate of Incorporation in the Office of the Secretary of State of the State of Delaware as provided in the Act and any other similar certificates of cancellation or termination required to discontinue its status as a legal entity or its authorization to do business in the states in which it is qualified to do so. The existence of the Corporation as a separate legal entity shall continue until cancellation of this Certificate of Incorporation as provided in the

DGCL. IV.4.3 Distribution of Assets.

Upon dissolution of the Corporation, the expenses of liquidation (including compensation for the services of the liquidating trustee and legal and accounting fees and expenses) and the Corporation's liabilities and obligations to creditors (including obligations to Shareholders, if any, other than liabilities for distributions) shall be paid, or reasonable provisions shall be made for payment thereof, in accordance with applicable paid, or reasonable provisions shall be made- for payment thereof, in accordance with applicable law, from cash on hand or from the liquidation of the Corporation's assets. After payment or provision for payment of all expenses of liquidation and liabilities and obligations of the Corporation, the remaining assets of the Corporation (whether cash or securities) shall be distributed to the Shareholders in accordance with Section 4.2(b) above.

Convertible Debt

The security will convert into Class a common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $150,000.00
Maturity Date: July 14, 2019
Interest Rate: 12.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: choice of lender: either June 2019 or A Round

Material Rights

On July 14, 2017 Quigler issued its convertible note payable to Connecticut Innovations (CII) Incorporated in the amount of $150,000. This note is due on July 14, 2019, along with interest accruing at the rate of 12% per annum. The note is convertible at the option of CII when a qualified financing occurs. A qualified financing is any issuance by Quigler of equity securities. The note is convertible at a 25% discount to the rate for the qualified financing. CII will not be converting its note into Class B nonvoting common stock

Key People Options

The amount of securities outstanding is 0.

Material Rights

Quigler granted at inception options to purchase 22,500 shares of Class A voting common stock at $.01 per share to certain members of management and other key people. These options expire on August 31, 2024. No stock-based compensation expense was associated with these options.

Quigler has granted an option to acquire 34,575 shares of its Class A voting common stock to REach Ventures, LLC, an affiliate of the National Association of Realtors (NAR), in conjunction with their efforts to accelerate Quigler's growth. This option expires on April 23, 2028. The option has anti-dilution provisions guaranteeing REach 8% of the company's equity based on issuance of the first $1 million of additional equity. Reach may also participate at its option in any equity or debt financing pro-rata to maintain its 8% ownership. The exercise price per share is as yet undetermined, to be based on a future valuation of the company. No stock-based compensation expense was associated with this option.

Convertible Debt

The security will convert into Class a common and the terms of the Convertible Debt are outlined below:

Amount outstanding: $100,000.00
Maturity Date: September 28, 2020
Interest Rate: 12.0%
Discount Rate: 25.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: A Round

Material Rights

On September 28, 2018 Quigler issued its convertible note payable to Connecticut Innovations (CII) Incorporated in the amount of $100,000. This note is due on September 28, 2020, along with interest accruing at the rate of 12% per annum. The note is convertible at the option of CII when a qualified financing occurs. A qualified

financing is any issuance by Quigler of equity securities. The note is convertible at a 25% discount to the rate for the qualified financing. CII will not be converting its note into Class B nonvoting common stock

SAFE

The SAFE will convert into Class A voting stock or whatever is offered to A Round investors at the time of an A Round or holders may convert at the Valuation Cap anytime after two years or if a dividend is declared. The SAFE holders also have the option to convert into the Class B common non-voting stock offered here on Start Engine if the SAFE holder believes this to be to his/her advantage. The terms of the SAFE are outlined below:

The terms of the safe are outlined below: and the terms of the SAFE are outlined below:

Amount outstanding: $1,022,500.00
Maturity Date: None
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Investor choice of "A Round" or two years, whichever comes first.

Material Rights

SAFEs automatically convert when an A Round occurs. An A Round is defined as the issuance of preferred stock with a pre-money valuation greater than $6 million.

SAFE holders also have the option to convert into the new Class B common in conjunction with the current Equity Crowd Funding.

SAFE holders also have the option after two years to convert into Class A common if there is no A Round using a pre-money valuation cap of $10 million.

SAFEs also have the right to convert into Class A common if the company declares a dividend.

The SAFE's were issued in 4 tranches. The first three tranches were $250,000 each, with the first tranche getting a 40% discount from the pre-money A Round valuation. For example, if the A Round pre-money value is $1,000 per share, the 1st tranche will convert at $600 per share. The 2nd tranche gets a 30% discount, the 3rd tranche gets a 20% discount, and the 4th tranche gets a 10% discount. The 4th tranche currently has raised $247,500, and has a maximum authorization of $1 million.

What it means to be a minority holder

As a minority holder of the Class B non-voting stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,022,500.00
  Use of proceeds: Initial application development, IOS app, legal fees, marketing, marketing and travel.
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $100.00
  Number of Securities Sold: 538,125

Use of proceeds: Found the company
Date: March 03, 2015
Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Pay for continued development of the web app
  Date: July 14, 2017
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $60,000.00
  Use of proceeds: continued development of web application
  Date: September 28, 2018
  Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
  Final amount sold: $40,000.00
  Use of proceeds: continued development of the web application
  Date: November 08, 2018
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We did not have revenues because we were in the research and development stage and not formally launched with a product. Most of the funds raised from year to year were for development of the IOS application, the web application, the Quigler website, branding consultations, as well as the development of the Quigler "brain" which we call the Datatool. In the 'brain" is where we log all the federal, state and Code of Ethics information that appear on the site and in the app, as well as the exact citations from

law or Code, the necessary state-mandated or federally-mandated forms, the penalties for non-compliance and valuable Tips on how to implement the required Actions. The "brain" of Quigler for which approximately 60% of the development costs went into, will continue to evolve as we add additional features. Investors should expect continued development costs into the forseeable future for bugs and fixes as well ongoing upgrades and new features that we estimate at $300,000 to $400,000 yearly. Up to now development (coding) costs have been our major outlay. Going forward marketing and overhead costs for personnel will consume about the same. Commensurate with this Start Engine offering the Company will be commencing sales operations in the states of New York and Connecticut and thus expects to start generating revenues in the first half of 2019.

Historical results and cash flows:

We believe that the past performance is not expected in the future because the IOS and web app are fully launched with our initial product together with the content derived from federal law and the NAR Code of Ethics Actions. Also, the content for New York State, New York City and Connecticut are now launched. California state content is next and is 50% done. Florida, Texas and New Jersey are expected to follow in 2019's second and third quarter. Altogether, these six states will give Quigler approximately 50% of the REALTORS® in the U.S.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand of $17,000 and shareholder loans in the amount of $28,000. See financials.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
They are critical to our ability to do marketing and upgrades. But without them, we can commence marketing through REALTOR® associations in New York and Connecticut to generate cash flow. Such associations will operate on a profit share of 10% of what Quigler collects from their marketing to their members.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The campaign will add additional funds to what we have on hand and what are being raised simultaneously through accredited investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum of $9,990, we will be able to operate the company for approximately 1 month without further capital or sales.

How long will you be able to operate the company if you raise your maximum funding goal?
We can operate for 4-5 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Because we now have a completed and working initial product, once we establish traction and metrics, we believe we will be able to go to venture firms for additional private capital and to accredited investors from which we have already raised $1M+. Second Century Venture's REach Accelerator and Connecticut Innovations are already investors. We are currently in discussions with 2 angel investing entities.

Indebtedness

- **Creditor:** Connecitcut Innovations Convertible Debt 1
  Amount Owed: $172,000.00
  Interest Rate: 12.0%
  Maturity Date: July 14, 2019
  On July 14, 2017 Quigler issued its convertible note payable to Connecticut Innovations (CII) Incorporated in the amount of $150,000. This note is due on July 14, 2019, along with interest accruing at the rate of 12% per annum. The note is convertible at the option of CII when a qualified financing occurs. A qualified financing is any issuance by Quigler of equity securities. The note is convertible at a 25% discount to the rate for the qualified financing. CI will not be converting its note into Class B nonvoting common stock under the Start Engine offering.

- **Creditor:** David Michonski
  Amount Owed: $26,780.00
  Interest Rate: 5.0%
  Maturity Date: November 08, 2020
  That note bears interest at 5%, is being paid in monthly installments of $1,105.41, and will amortize to zero with the last payment on November 8, 2020.

- **Creditor:** Connecitcut Innovations Convertible Debt 2
  Amount Owed: $101,600.00
  Interest Rate: 12.0%
  Maturity Date: July 04, 2019
  This note is due on July 14, 2019, along with interest accruing at the rate of 12%

per annum. The note is convertible at the option of CII when a qualified financing occurs. A qualified financing is any issuance by Quigler of equity securities. The note is convertible at a 25% discount to the rate for the qualified financing. CII will not be converting its note into Class B nonvoting common stock.

Related Party Transactions

- **Name of Entity:** David Michonski
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: That note bears interest at 5%, is being paid in monthly installments of Loan: $1,105.41, and will amortize to zero with the last payment on November 8, 2020 for a total of $26,789.
  Material Terms: That note bears interest at 5%, is being paid in monthly installments of $1,105.41, and will amortize to zero with the last payment on November 8, 2020 for a total of $26.789.

- **Name of Entity:** MFE, Inc.
  Names of 20% owners: David Michonski
  Relationship to Company: Personal holding company owned by founders, David and Linda Michonski.
  Nature / amount of interest in the transaction: MFE was paid a consulting fee for 2018 services rendered to Quigler, all in lieu of any salary paid to David or Linda Michonski
  Material Terms: 1099 payment to MFE in 2018 for the amount of $35,000. There are no plans of this amount increasing or decreasing in the future.

- **Name of Entity:** Various credit card companies including Citibank and Capital One
  Names of 20% owners: David Michonski
  Relationship to Company: Credit cards in the name of David and Linda Michonski for a total amount of $46,990.
  Nature / amount of interest in the transaction: Accrued credit card charges for the Company's software development and marketing expenses totaling $46,990 are included in accounts payable, which card is in the name of the Chief Executive Officer.
  Material Terms: David Michonski is personally liable for these amounts for vendor payments.

Valuation

Pre-Money Valuation: $8,071,875.00

Valuation Details: Our valuation was influenced by the Gordon Growth Module Discounted Cash Value methodology based upon our growth projections. In addition,

our prior offerings had a valuation cap of $10M.

Use of Proceeds

If we raise the Target Offering Amount of $9,990.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  15.0%
  Pay for Infusionsoft marketing, Facebook and Google Ad words, advertising in Today's REALTOR Magazine, booths at conventions.

- *Research & Development*
  60.0%
  Continued coding and development of application.

- *Operations*
  10.0%
  Ongoing monthly fees for AWS, Infusionsoft, and other monthly fees.

- *Working Capital*
  9.0%
  Have working capital for unexpected or unplanned events.

If we raise the over allotment amount of $106,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  20.0%
  More aggressive marketing at Board of REALTOR state conventions, advertyising locally, public relations, Google and FB ad words, Infusionsoft marketing.

- *Research & Development*
  50.0%
  Complete all upgrades. Develop an enterprise solution for broker/owners. countries.

- *Working Capital*
  24.0%
  Overhead and monthly bills for ongoing services.

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.quigler.com (You may find the Annual Report by going to www.quigler.com under the tab "Contact.").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/quiglerinc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a

part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Quigler, Inc.

[See attached]

QUIGLER, Inc.
143 Hoyt Street
Stamford, CT 06905

I, David M. Michonski, the Founder and CEO of. Quigler, Inc. hereby certify that the financial statements of Quigler, Inc. and notes thereto for the periods ending November 30, 2017 and November 30, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. For the year ending November 30, 2018, the amounts reported on our tax returns were total income of $12,000; taxable income of $0 and total tax of $0.

 IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the January 20, 2019

David M. Michonski (Signature)

_CEO_____ (Title)

Jany 20, 2019 (Date)

Quigler, Inc.

Financial Statements

For the Years Ended November 30, 2018 and 2017

Quigler, Inc.

Financial Statements

For the Years Ended November 30, 2018 and 2017

Contents

Quigler, Inc.

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

To the Stockholders and Directors of
Quigler, Inc.
Greenwich, Connecticut

Management is responsible for the accompanying financial statements of Quigler, Inc. (a corporation), which comprise the balance sheets as of November 30, 2018 and 2017, and the related statements of changes in stockholders' equity, income and accumulated deficit, and cash flows for the two years then ended, in accordance with accounting principals generally accepted in the United States of America. These financial statements have not been audited, reviewed or compiled by an independent certified public accountant.

Edward Giardina, Chief Financial Officer

Boston, Massachusetts
December 20, 2018

Quigler, Inc.

Balance Sheets
As of November 30, 2018 and 2017

		2018	2017
Assets			
Current assets			
Cash	$	17,810	133,549
Intangible assets			
Software Development costs		976,129	615,140
Net operating loss and research credit carry forwards		-	-
Total assets	$	993,939	748,689
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable	$	84,244	85,147
Deferred subscription income		1,300	
Accrued interest		22,177	
Convertible notes payable		150,000	
Loans payable - officer		26,789	37,479
Total current liabilities		284,510	122,626
Long term lioabilities			
Convertible notes payable		100,000	150,000
Accrued interest		1,600	4,177
Total long term liabilities		101,600	154,177
Total liabilities		386,110	276,803
Stockholders' equity			
Common stock Class A, 750,000 shares authorized, 375,150 issued and outs		100	100
Common stock Class B non-voting 150,000 shares authorized		-	-
SAFE equity interests issued and outstanding		972,500	682,500
Syndication costs		(71,960)	(59,460)
Accumulated deficit		(292,811)	(151,254)
Total stockholders' equity		607,829	471,886
Total liabilities and stockholders' equity	$	993,939	748,689

See management's financial statement report

Quigler, Inc.

Statements of Changes in Stockholders' Equity
For the Years Ended November 30, 2018 and 2017

	Class A Common Shares		SAFE's Net of costs	Accumulated Deficit	Total
Beginning balance 2016	2,501	$ 100	450,540	(82,596)	368,044
Issuance of SAFE's			182,500		182,500
Less syndication costs			(10,000)		(10,000)
Net loss for the year				(68,658)	(68,658)
Balances November 30, 2017	2,501	$ 100	623,040	(151,254)	471,886
Issuance of SAFE's			290,000		290,000
Less syndication costs			(12,500)		(12,500)
150 for 1 stock split	372,649				
Net loss for the year				(141,557)	(141,557)
Balance November 30, 2018	375,150	$ 100	900,540	(292,811)	607,829

Quigler, Inc.

Statements of Income and Accumulated Deficit
For the Years Ended November 30, 2018 and 2017

		2018	2017
Revenues			
Product sales			
Miscellaneous revenue		12,500	
Total revenues	$	12,500	-
Travel		15,614	7,879
Marketing		66,131	6,997
Office		16,242	12,458
Management fee		35,000	35,000
Total operating expenses		132,987	62,334
Net income (loss) from operations		(120,487)	(62,334)
Other income and expenses			
Interest expense		(21,070)	(6,324)
Net income (loss) for the year		(141,557)	(68,658)
Accumulated deficit, beginning of year		(151,254)	(82,596)
Accumulated deficit, end of year	$	(292,811)	(151,254)

Quigler, Inc.

Statements of Cash Flows
For the Years Ended November 30, 2018 and 2017

		2018	2017
Cash flows from operating activities			
Net income (loss)	$	(141,557)	(68,658)
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Change in accounts payable		(903)	85,148
Change in deferred subscription income		1,300	
Change in accrued interest		19,600	4,177
Services paid by issuance of SAFE equity securities			25,000
Net cash provided (used) by operating activities		(121,560)	45,667
Cash flows from investing activities			
Software development costs		(360,989)	(221,310)
Cash flows from financing activities			
Cash proceeds from issuance of SAFE securities		290,000	147,500
Syndication costs		(12,500)	
Proceeds from issuance of convertible notes payable		100,000	150,000
Repayment of officer loans		(10,690)	(11,118)
Net cash provided (used) by financing activities		366,810	286,382
Net cash flows for the year		(115,739)	110,739
Cash at beginning of the year		133,549	22,810
Cash at end of the year	$	17,810	133,549
Non-cash operating and financing activities			
Services paid by issuance of SAFE equity securities	$	-	35,000

Quigler, Inc.
Notes to the Financial Statements for the years ended
November 30, 2018 and 2017

Note 1 – Nature of Operations

Quigler, Inc. is a corporation organized in the state of Delaware as a C corporation. It was founded on March 9, 2015. The purpose of the corporation is to develop a world wide web application providing two-way communication between real estate brokers and their clients, to guide both through the buy, sell or lease transaction. Quigler extracts from federal, state and local law actions required of a broker and a consumer, and for a broker the ethical standards established by the National Association of Realtors. It organizes these requirements into 8 to 10 sequential steps for a real estate transaction. The application covers single family homes, condominiums, cooperatives, or multi-family properties. Thus, Quigler lifts the veil on the real estate transaction and provides transparency into the process for all parties, making it easier for brokers to comply with the industry's Code of Ethics and for both brokers and consumers to comply with applicable laws. When a broker completes a required action, the client receives an immediate time-stamped and dated notification that the task has been performed, creating a running record of what has been done, when it was done and what remains to be done. This creates instant communication and broker accountability for the consumer.

Note 2 – Development Stage

Quigler has been in development for 2 years and has now launched its IOS application (available from the App Store under "Quigler") and its web application (available at www.Quigler.com) for all 50 states. Patents are pending. Both applications have full functionality with the requirements of federal law and the NAR Code of Ethics loaded. The web application has undergone extensive testing and has been debugged and refined. In addition, the required state actions for New York and Connecticut have been loaded. We are marketing the full product to approximately 80,000 agents in 2019. The state content for California and Florida with approximately 370,000 additional brokers and agents is in the process of being researched and loaded.

Quigler has so far sold five subscriptions for the year commencing December 2018. The company is in the process of raising additional equity to fund the continuing development of its application and roll out of the product. The company is not aware of any competitors currently in the marketplace who provide the legal and ethical framework as does Quigler.

The company's activities are subject to significant risks and uncertainties, including failure to raise sufficient additional funding to complete the development of both its IOS and its web application and commence the sale of subscriptions to brokers and agents. Additionally, the company's convertible note payable due in July 2019 will require an extension of the due date if not paid off or converted by that time.

Note 3 – Summary of Significant Accounting Policies

Method of Accounting

> The company employs the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Revenue Recognition

The company will sell annual user licenses to real estate brokers and agents. The annual license fee will be amortized to revenue monthly over the term of the subscription.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the financial statements, and revenues and expenses during the reporting periods. Actual results could differ from these estimates and assumptions.

Software Development Costs

The company capitalizes software development costs as incurred once technological feasibility has been achieved. Amortization of such costs commences when the software application becomes marketable. Amortization will be by the straight-line method over the estimated useful life of the software.

Stock Based Compensation

The company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model.

The company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or to be issued is used to measure the transaction value, as this is a more reliable measure than the fair value of the services received. The fair value is measured on the date that the counterparty commits to perform the services, or when services are performed. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid in capital.

No Uncertain Tax Positions

The company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial statement reported amounts, based on current tax law. Valuation allowances are established when necessary to reduce deferred tax assets to an amount expected to be realized.

ASC 740 Income Taxes prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected in the

company's income tax returns, and provides guidance on derecognition, classification, interest and penalties, disclosures and transition.

The company is subject to tax in the United States, and also files in the state of Connecticut. The company is not currently under examination by any tax authority. The previous three fiscal years remain open for possible examination.

Through November 30, 2018 the company has recorded no tax liability and has not recognized possible tax benefits arising from prior year net operating losses. The company believes it has appropriate authority for all tax positions taken, and does not have any uncertain tax positions that are material to the financial statements.

Note 4 – Software Development Costs

	2018	2017
Total accumulated software development costs incurred since inception of the company are as follows:	$976,129	$615,140

Amortization of these costs has not yet commenced.

Note 5 – Notes Payable

On July 14, 2017 Quigler issued its convertible note payable to Connecticut Innovations (CII) Incorporated in the amount of $150,000. This note is due on July 14, 2019, along with interest accruing at the rate of 12% per annum. The note is convertible at the option of CII when a qualified financing occurs. A qualified financing is any issuance by Quigler of equity securities. The note is convertible at a 25% discount to the rate for the qualified financing. CII will not be converting its note into Class B non-voting common stock.

On September 28, 2018 CII loaned an additional $60,000, and again on November 8, 2018 an additional $40,000. These notes bear identical terms for maturity, interest rate and conversion as the original note.

	2019	2020
Principal due on these notes by year is as follows:	$150,000	$100,000

Note 6 – Subsequent Event to Increase Shares Authorized

On December 20, 2018 Quigler filed Amended and Restated Articles of Organization with the state of Delaware to increase its authorized shares. Whereas it originally had 5,000 shares of Class A voting common stock authorized, the company made a 150 to 1 stock split, so that it now has 750,000 Class A common shares authorized. Class A shares outstanding increased from 2,501 to 375,150.

While this event happened after November 30, 2018, all share disclosures in these financial statements have been adjusted to reflect the new authorizations, issuances and options outstanding.

At the same time Quigler authorized 150,000 shares of Class B non-voting common stock. No Class B shares are outstanding as of November 30, 2018. No shares of preferred stock are authorized or outstanding.

Note 7 –Simple Agreements for Future Equity (SAFE's)

Quigler has issued $972,500 of SAFE's to accredited investors. These securities will automatically convert into preferred stock in conjunction with an "A Round" event in excess of $6 million. The number of shares to be issued to a SAFE investor will equal the original dollar value of the SAFE divided by a discounted per share price. The discount applicable to the per share A Round price varies from 10% to 40%, depending on the original date of investment. The first $250,000 of investors will receive a 40% discount. The second $250,000 of SAFE investors will receive a 30% discount. The third $250,000 of SAFE investors will receive a 20% discount. And the remaining $1 million of SAFE investors will receive a 10% discount. SAFE investors also have other conversion options. They may convert any time after 2 years at the Valuation Cap of $10,000,000, less the discount applicable to the tranche in which they invested. In addition, they may convert under a "most favored nation" clause in the event the investor determines that the terms of any subsequent sale of capital stock are materially preferable to the terms of the SAFE owned by the investor.

Note 8 –Class A Common Stock Options Outstanding

Quigler granted at inception options to purchase 22,500 shares of Class A voting common stock at $.01 per share to certain members of management and other key people. These options expire on August 31, 2024. No stock-based compensation expense was associated with these options.

Quigler has granted an option to acquire 34,575 shares of its Class A voting common stock to REach Ventures, LLC, an affiliate of the National Association of Realtors (NAR), in conjunction with their efforts to accelerate Quigler's growth. This option expires on April 23, 2028. The option has anti-dilution provisions guaranteeing REach 8% of the company's equity based on issuance of the first $1 million of additional equity. Reach may also participate at its option in any equity or debt financing pro-rata to maintain its 8% ownership. The exercise price per share is as yet undetermined, to be based on a future valuation of the company. No stock-based compensation expense was associated with this option.

Note 9 –Concentrations of Risk

Quigler is potentially exposed to concentrations of credit risk in the form of its bank deposits and escrows. These deposits and escrows are maintained in what management believes to be high quality financial institutions. Consequently, credit risk is limited.

Note 10 –Income taxes

Quigler has expensed its software development costs for income tax purposes. It has an additional $290,000 of net operating loss carry forward and research tax credits totaling $42,000. These are available to reduce future federal income tax liabilities.

Note 11 –Related Party Transactions

Quigler paid a management fee of $35,000 to an affiliate of its Chief Executive Officer during the year ended November 30, 2018. Accrued credit card charges for the Company's software development and marketing expenses totaling $46,990 are included in accounts payable, which card is in the name of the Chief Executive Officer. The company also owes him a loan balance of $26,789 as of November 30, 2018 which is being repaid at the monthly rate of $1,105, including interest accruing at 5%.

Note 12 –Commitments and Contingencies

Quigler is currently not involved with any pending or threatened litigation against the company or any of its officers.

Note 12 –Subsequent Events

The company has evaluated events subsequent to November 30, 2018 through December 20, 2018, the date of issuance of these financial statements. Other than the recapitalization of common stock shares authorized as discussed above, there have been no other events or transactions which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Welcome to Quigler
Quigler

Quigler

The GPS for Real Estate Buyers & Sellers

Small OPO · Stamford, CT
Consumer Products
Accepting International Investment

0
Investors

$0.00
Raised of $9.99K - $107K goal

Overview Team Terms Updates Comments Share

It's 6 pm. Do you know what your real estate agent did for you today? With Quigler you will.

A powerful "GPS" for the buy/sell transaction that helps agents earn clients' trust and love.

Buying/Selling a home is one of the largest financial transactions anyone makes.

YOUR
YOU

It's riddled with issues of transparency and compliance. Federal and state regulations associated with the transaction are complex. For example, California's real estate laws are 842 pages of legalese. Consumers buy/sell once every 9 years and have little idea what they or their agent is required to do. Agents tend to "under-communicate," sometimes leaving consumers wondering what is being done to earn their fee. And lack of communication can lead to issues of trust, especially if a consumer feels left in the dark.

Quigler offers the solution and it's free to consumers and

available by monthly or yearly membership to agents.

For Consumers

Now you'll know everything your agent is required to do, in advance. You'll have total transaction transparency, immediate and documented communication, welcome compliance, and unprecedented accountability every time you buy or sell. Nice, eh?

For Agents

You'll have a revolutionary tool that automates communicating with clients (and relieves you of time-consuming 'update letters'). It keeps your clients always "in the know" while earning their trust and love. Plus, you can sleep well at night knowing that you have the Actions you must do, Step by Step, in the palm of your hand, 24/7. It's like having a mentor and coach guiding you through every transaction.



For Broker/Owners

Broker/owners can provide their agents an extraordinary client communication tool, all wrapped around a compliance checklist application, solving multiple problems with one app.

For Boards/Associations

A tool to raise professionalism, insert the Code of Ethics into 5M+ buy/sell transactions a year and satisfy consumers' needs.

What We've Done



1. **Extracted** from federal law, state law and the Code of Ethics, the requirements that an agent and/or a consumer must do at each Step of the real estate transaction.
2. **Organized** those requirements into a sequential, easy-to-follow 8-11 Step workflow of "Yes" or "No" checklist questions. Did the agent/consumer do this? or that?
3. **Send** an immediate text or email notification to the consumer and the agent whenever an agent does what's required, creating a time-stamped, dated, running record of what's been done, when it was done and what remains to be done, never leaving a consumer "in the dark" and creating a compliance checklist file for the agent and their broker/owner.
4. **Quoted** the exact citation from law or Code so agents

and consumers know why each Action is required, the penalties for non-compliance, the forms necessary and provided "Pro Tips" on how best to implement the Action.

5. **Presented** it all via a web and IOS app so everyone has it all in the palm of their hand, 24/7. (Android coming)

Quigler transforms the buying/selling process into a quicker, more transparent and more enjoyable transaction for everyone.



Quigler was created by industry leaders and experts. It was chosen out of over 1000 applicants to be one of only eight 2018 portfolio companies of the National Association of REALTORS® REach Accelerator.

We're providing a tool that raises the bar on the buy/sell real estate experience.

The Offering

Investment
$15/share of Class B Common Stock │ When you invest you are betting the company's future value will exceed $8.1M.

Perks*

Perks For Real Estate Agents
- $600 = 1 year of Quigler (value $298)
- $900 = 18 months of Quigler + 1 "Power Marketing for Luxury Real Estate" book (value $496)
- $1200 = 2 years of Quigler + all 3 of the Power Marketing books (value $743)
- $1500 = 3 years of Quigler + all the books (value $993)
- $2100 = Lifetime Membership to Quigler + all the books (a lifetime of value)

Perks for Consumers
- $600 = National Quarterly Residential Real Estate Market Report
- $900 = National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price," a guide to getting the highest price for your   home
- $1200 = National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price" book + Quigler hat

- $1500 = National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price" book + Quigler Hat + "Winning Listing Presentations, for Life", a book for all sales on how to connect with customers and win them over
- $2100 = National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price" book + Quigler hat + "Winning Listing Presentations, for life" + Quigler T Shirt.

Broker Owners Who Are Accredited Investors
- $25,500 = 1,200 consecutive months of Quigler memberships for agents,
  i.e. 100 agents for 12 months or 200 agents for 6 months or 50 agents for 24 months, etc. (value $29,800)

All perks occur after the offering is completed

We Are Solving Important Problems

- **Complexity:** Every year the buy/sell transaction gets more and more complex with an overlay of federal and state laws. California has 20-30 required forms and almost 200 possible forms to fill out.
- **Compliance:** Not only do laws require the agent's compliance, many now require consumers to comply, too.
- **Penalties:** Can include legal action, fines and imprisonment.
- **Communication:** 93% of consumers want agents to be "responsive" and "communicative" but only about 1% of agents provide Update Letters to clients. Lack of communication is a major complaint to broker/owners.
- **Opaque Transactions:** Over 80% of first time buyers and over 60% of seasoned buyers are still perplexed by the opaque, complex transaction and want help.



"Why would I use an agent that isn't using Quigler?"

Drue Hontz
Home Seller
Old Saybrook, Connecticut

What We Do



- Quigler gives agents/consumers the requirements of federal/state law in an easy-to-follow checklist format right on their cell phone, 24/7, so everyone knows what to do and when. For agents it's like having a



mentor, guide or manager guiding them to do the right thing, always, Step by Step, Action by Action. In turn, Quigler gives the agent a tool to inform and guide their client throughout.

- Quigler makes it easy for agents to provide consumers transaction transparency, 24/7.
- Quigler automates agent-to-client communication creating a running written record of what the agent did, when the agent did it and what remains to be done. It lifts the veil on the whole transaction process and keeps clients "in the know" not "in the dark."
- Quigler simplifies complexity into easy-to-follow Steps and specific "yes' or "no" Actions.
- Quigler can reduce everyone's stress and pain points.
- Quigler helps agents provide unprecedented accountability to clients easily and quickly.
- Quigler helps consumers know the demonstrable value their agent provides for the commission paid.
- Quigler keeps everyone updated on law changes and new regulations.

We think the world will be a better place if we help agents raise the bar and consumers find peace of mind in the real estate transaction process.

How it Works

We've created a revolutionary agent communication tool that dramatically improves communication with clients all wrapped around the industry's first and only compliance checklist application.

Federal and state laws require consumers and agents to comply with a complex list of rules and regulations.

In order to be in compliance, agents and consumers are required to do certain actions throughout the transaction process. However, the legalese explaining what must be done is often long and complicated. So, we've extracted from federal and state laws what's required of agents and consumers and organized the requirements into specific To Do's, or as we call them, Actions, all under 8-10 easy-to-follow Steps.   And when checked off, Quigler becomes a revolutionary communication tool for agents, notifying



David Michonski breaks down the Quigler App.

consumers of what was done instantly, including the agent's compliance with the Code of Ethics. Isn't that nice to know?

This simple, transparent process brings peace of mind to both agents and consumers involved in the transaction.



Quigler app users can learn why certain actions are required by clicking on the "Why?" tab and read the exact excerpt from the law or Code of Ethics.

The workflow is organized into a user-friendly experience with easy-to-follow steps:

- Under each step, we list the specific required Action
- Each action has a corresponding "Yes" or "No" question, "Did you do X? Y? or Z?"
- When an agent (or a consumer) does a required Action, the consumer gets an instant text or email notification, time stamped and dated

This running record lets everyone keep track of progress. Agents and consumers are always on the same page about what must be done, when it was done, why it must be done, and what remains to be done.

For Agents



Be Trusted

Set yourself apart as an A Rated agent by completing the ethics checklist.



Be Found

Become listed as an agent in Quigler Search so clients can easily find you.



Be You

Create an enhanced profile to let your future clients get to know you better.



Be Communicative

Let Quigler automate your client communication with immediate time-stamped and dated updates.

Be an Agent that Clients Trust and Love

Quigler offers agents a series of solutions that builds clients' trust:

- **Simplified Process** - It organizes the requirements of federal/state law and the Code of Ethics into an easy-to-follow sequential to do list, making it easier for consumers to follow along.
- **Transparency** - The transaction process is clear for both you and your client, strengthening trust in you. You are lifting the veil on the transaction process,



exactly what consumers want.

- **Peace of Mind** - It helps you to do what is legally and ethically required and lets your client know you are legally and ethically compliant.
- **Communication** - It automatically sends clients notifications when you complete an action, creating a running record, and that's what 93% of consumers say they want.
- **Differentiation** - Stand apart from and above the crowd and generate more business. Build a reputation on trust that comes from transparency, communication, compliance and accountability.

"This is something that is really an opportunity for all of us. All of us to elevate the practice of real estate, not only in the United States but in the world."

Norman Flynn
Past President, National Association of REALTORS®

For Buyers and Sellers



Trust

Find agents committed to following the law and Code of Ethics.



Transparency

Hold agents accountable by knowing what they did, when, why, and what remains to be done.



Control

Follow along as your Agent performs the required Actions and get real-time immediate updates.



Make the Most of Your Agent

The functionalities in the Quigler app make your transaction easy:

- **Simplified Process** - It offers a simplified step-by-step workflow that is easy for you to follow along, 24/7, online or on your phone.



- **Total Transparency** - Know in advance what and when your agent is required to do by law and the Code of Ethics.
- **Instant Communication** - Every time your agent completes an Action, receive an instant, time stamped and dated update.
- **Find an "A" Rated Agent** - It gives you peace of mind knowing you can find top-rated agents in your area.
- **"A" Level Performance 24/7** - Log in anytime, anywhere to see how well your agent is performing.

"I love this. This is an awesome product."

Valerie Votto, Esq.
Legal counsel to the New Haven Middlesex Board of REALTORS®, Old Lyme, Connecticut

---

The Market and Future of Quigler

Our market is 1.3M REALTORS®.

The National Association of REALTORS® has now become our partner through its Second Century Ventures REach Accelerator which has invested in our Private Placement. **Over the next three years we project that we can capture 20% of NAR's agents and generate over $40M of revenue with costs of about $11M, yielding us pre-tax cash flow of about $29M.** Long term, we see 1M users, or about 85% of the total NAR membership that can generate almost $300M a year of revenue, $100M of expenses and pre-tax cash flow of about $200M a year.

Furthermore, Quigler's market is not just limited to the US. It can also be used in the 90+ countries that have adopted NAR's Code of Ethics and now must enforce it.



LIKELY SUBSCRIBERS
20% OF 1.3M = **260,000**

20%



Quigler's technology, which has a wide range of functionalities

A Second Revenue Stream

As consumer adoption of Quigler grows, we'll develop a second revenue stream with advertising.

We will know at exactly at what point in the real estate transaction someone needs a mortgage broker, lawyer, mover, home inspector, title company, or some other advertiser. Without violating consumers' privacy, we can have advertisers appear on the side bar of the Action that requires their product, giving advertisers pinpoint timing,

such as explaining the WHY behind certain actions and regulations, can be replicated for use in other industries.

but never compromising the consumer's information.

Finally, Quigler's market extends beyond real estate. We can use our compliance technology and revolutionary communication tool to implement virtually any industry's best practices.

Where We Are Now

- Raised over $1M of equity.
- Finished 2 years of programming
- Launched in 50 states with federal law and Code of Ethics.
- Partnered with National Association of REALTORS® through its Second Century Ventures' Reach Accelerator
- Obtained investments from Connecticut Innovations and Reach Accelerator.
- Launched NYS, NYC and CT with state content.



Where We're Going (With Your Help)

- Launch California state content, followed by Florida, Texas and New Jersey, giving us almost 50% of all REALTORS® in U.S.
- Pitch co- marketing agreements to 1000 local Boards and Associations
- Create an "enterprise solution" for broker/owners that allows "customization" of Quigler to each broker/owner.
- Work with insurers to bring down Errors and Omissions insurance premiums with "safe driver" discounts for agents using Quigler.
- Create bi-monthly templated Update Letters for agents to provide clients (in addition to current live notifications).
- Launch social media marketing campaign state by state.
- Focus on gaining first 50,000 customers (out of 1.3M REALTORS®) and generate cash.
- Integrate other applications into Quigler's foundational platform to make the transaction easier and even more seamless.
- Revolutionize the transaction to benefit everyone.



Your investment in Quigler helps to elevate and revolutionize the communication process between agents and consumers.





Join the ranks of other investors

When you invest in Quigler, you are investing alongside other VC firms and private investors who altogether have invested over $1M

Testimonials



Drue Hontz
Current Seller

Invest in Quigler Today to Improve the Real Estate Experience

There is a large market of agents and customers desiring a simplified, more transparent process with greater communication and accountability. Thanks to our support from the National Association of REALTORS® and investors like you, we can make that desire a reality.

In addition to signing up for an app that will improve their business experience, agents can invest in Quigler and receive incredible perks. Investing $1200 gets an agent a free two-year membership plus 3 award-winning books that can help grow any real estate business -- that's a $743 value!

Real estate transactions are huge financial, emotional, and life decisions. They should not be filled with fear, dread or doubt, but joy and excitement! With your investment in Quigler, we can make that possible.







March 2015
Quigler is Founded
August 2016
Beta program for IOS app rolled out
May 2017
Web App 1.0 Completed
April 2018
Chosen out of 1000 applicants for National Association of REALTORS® REach program. NAR REach invests in Quigler
June 2018
Quigler meets with over 60 industry experts and influencers via REach Accelerator
July 2018
Federal law and NAR Code of Ethics added to content for all 50 states
November 2018
Quigler unveiled to over 2000 agents/broker/ owners at NAR National Convention
December 2018
All functionality + federal law + NAR Code available to 1.3M agents
January 2019
NYS and CT law + federal law + NAR Code = 85,000 possible agent customers
March 2019
CA law to be added = 260,000 possible agent customers (ANTICIPATED)
April 2019
FL law to be added = 400,000 possible agent customers (ANTICIPATED)
January 2020
State Content for all 50 States Completed (ANTICIPATED)

In the Press

SHOW MORE

Meet Our Team



David Michonski
Real Estate Legend

David (67) is the founder and CEO of Quigler. He is the author of three books (two award-winners) on listing and marketing real estate and for the past 10 years has been operating Power Marketing, Inc., a consulting, coaching and advisory service for real estate agents. In 1996 he brought the Coldwell Banker franchise to Manhattan and married it to a small firm with $60M in sales, growing it to almost a billion dollar in sales by August of 2008 and making it one of the 15 largest Coldwell Banker franchises out of 2000 worldwide. While in New York City he was the founding President of the Manhattan Association of REALTORS (now part of the Hudson Gateway Association) and was a founding President of the Manhattan Multiple Listing Service, the first MLS and the first REALTOR Association ever in Manhattan. While at Coldwell Banker, he was awarded the prestigious "Q" (Q= "quality") award by Coldwell Banker. In January of 1996 David was named by Today's Realtor magazine as one of the Top 10 Realtors in the United States and was singled out for his experience and expertise in international real estate. He has been named one of the "100 Most Important People in Real Estate" and was named one of "The Top Ten Newsmakers in 2008" by RealTrends along with Secretary of the Treasury Henry Paulson and Federal Reserve Chairman Benjamin Bernanke. He was Chairman of the International Operations Committee for the National



Linda Michonski
Co-Founder

Linda is co-founder of Quigler and has been a practicing real estate agent for 40 years, earning a place among the top 2% of the agents in the U.S. At Quigler she is involved with everything, especially how the app works for agents (like her) and for consumers (like her clients). She is passionate about everyone having a good user experience and works daily with our developers to perfect the user flow. And she is not only one of the largest investors in Quigler, she is also David's wife. As such she provides what an entrepreneur needs most, someone who can help bring stability during the often breathtaking emotional highs and lows of starting a new company. She helps to keep David calm. She assures him it will be alright. When he stumbles she helps to stabilize him (and contrary to rumors he has spread, he does stumble). Sometimes he even falls and for 40 years, she has always been there to pick him up, dust him off, polish him up a bit and send him back into the fray so we can think he's as perfect as he tells us he is. Besides being Quigler's quality control department and helping to keep David sane, she also works with Ed Giardina on our accounts receivable and account payable, keeps track of all the shareholders' paperwork, puts out Quigler fires and helps to raise the funds Quigler needs.

Meanwhile, she is also the mother of two great kids, Katie and Michael. She volunteers to manage over 70 ushers as the Head Usher at Christ Church in Greenwich, is a member of its



Barbara A. Fairfield
Content Queen

Barbara (63) serves on Quigler's Control Advisory Board. She has been in the real estate business for 34 years and is one of its most prominent educators. She trains and certifies agents for various designations, including Seller Representative Specialist (SRS), Accredited Buyer Representative (ABR) and Certified International Property Specialist (CIPS). She herself has earned many designations and certifications including, GRI (Graduate of the Realtor Institute,) ABR (Accredited Buyer Representative), Certified Buyer Representative, Senior Real Estate Specialist, SRS (Seller Representative Specialist), GREEN, Short Sales and Foreclosure certification, Home Affordable Foreclosure Alternative certification, At Home With Diversity certification, Certified Negotiations Expert, CIPS, (Certified International Property Specialist) and Certified Real Estate Brokerage Manager. She has served as the Marketing Forum Chair for the National Association of Realtors®, served on NAR's Risk Management Committee and NAR's Education Committee. She has served on the Connecticut Association of Realtors® Executive Committee as well as a state director. Barbara is an expert witness in Errors and Omissions court cases. Among her many awards are the Connecticut Association of Realtors'® Educator of the Year award, NAR's SRES Distinguished Service Award and Real Estate Buyer Agency's Hall of Fame award, which currently has only been awarded to 42



Edward Giardina
Money Guy

MSA, CPA/ABV, CVA: Interim Chief Financial Officer Ed handles financial, accounting and tax matters for Quigler. He is a Founding Partner of Giardina and French in Boston and specializes in helping start up companies establish their accounting and bookkeeping systems. His services include business planning, start -up structuring for maximum tax efficiency, business forecasting and projections, financial analysis, financial statements and a system for financial reporting. He holds a Masters in Science and Accounting from Northeastern University, Boston, and a Bachelor's Degree in Mathematics from Boston College. He has been a Certified Public Accountant in the Commonwealth of Massachusetts since 1993 and a Certified Valuation Analyst since 1995. He has been in professional practice since 1983 providing income and estate tax planning, tax preparation, financial statement reporting and business valuation to businesses and individuals. Memberships include the American Institute of Certified Public Accountants, Massachusetts Society of Public Accountants and the National Association of Certified Valuers and Analysts.

Association of Realtors ("NAR") and was the Regional Coordinator for the Asia/Pacific region for the President of NAR. Two of his three books have received Pinnacle Book Awards and all three have received FIVE Stars from Clarion Independent Reviews and on Amazon.com. He has appeared on CNBC's "High Net Worth" with Tyler Mathiesen, Consuelo Mack's "Money Talk," on CNBC's "Opening Bell," "Squawk Box" and "Closing Bell", MSNBC, NBC's "Today Show", CNN, PBS and in hundreds of publications worldwide. David graduated from Colgate University in 1973 cum laude with High Honors in political science and attended graduate school in political philosophy at Boston College completing his doctoral examinations with Highest Distinction. Afterwards he became a barteder, ski bum, writer for SKI Magazine and then went into real estate because his mother-in-law told him that if you fail at everything else you can always do real estate. Since then he has been trying to raise the standards of the profession and Quigler is the result of 40 years of those efforts. He has two children and resides with his wife, Linda, in Greenwich, Connecticut.

Worship Commission, just retired as a member of its Vestry, and is a member of numerous task forces for the Church. In sum, she is the noble tolerator of an entrepreneur husband, the supporter of just about anything that has to do with dogs, horses or Christ Church and is an accomplished real estate agent in her own right. She gives credence to the belief that a mother and wife when also a business-woman is probably the world's best time manager. As if all she does daily were not enough, she co-authored (with David) the award-winning book, "Get Your Highest Price," the definitive guide for consumers about what their agent should be doing to get a seller the best price. That book was the inspiration that has now resulted in Quigler.

Realtors® (out of 1.1M). Barbara is a Broker practitioner based in Florida.



Neil B. Garfinkel, Esq.
Broker Guru

Mr. Garfinkel is the managing partner of Abrams Garfinkel Margolis Bergson, LLP ("AGMB"), a national law firm with offices in New York and California, and he is the partner in charge of AGMB's Real Estate and Banking Practices. Neil's legal experience is diverse and his practice focuses on all aspects of commercial and residential real estate and banking law. His clients include trade associations, national and international banks, mortgage



André Mendonça
Tech Olympian

André Mendonça is a Brazilian software architect with experience in many development fields. He's is passionate about working with the greatest people in the world, having successfully collaborated with developers remotely to create great products. In the past years, he has worked on projects ranging from web applications to a Space Invader Game and a disruptive museum experience using artificial intelligence with IBM Watson. He specializes in



Michael Shapot, Esq.
Rental Maven

Michael (61) serves on Quigler's Control Advisory Board. A lawyer by training who closes 75 residential transactions annually, Michael currently leads a top producing team of real estate agents at Compass Realty in Manhattan, New York. He was named Manhattan's Realtor of the Year by the Manhattan Association of Realtors and has always been recognized as one of the industry's Top Producers. As a rental agent at Coldwell Banker,



Philip Kiracofe
Tech Minimalist

Philip (42) is Quigler's Chief Technologist. He bridges the world of real estate to technology ventures. He has co-founded or led a diverse range of companies including a pioneer online grocery service company known as "Information Neighborhood," an India-based venture capital fund named Horizon Ventures, the first large-scale social networking site ("six degrees") and a New York City based property development firm, Realm Property. When not

bankers, mortgage brokers, real estate brokers, real estate developers and purchasers and sellers of residential and commercial real estate. Neil serves as Broker Counsel to the Real Estate Board of New York ("REBNY"), New York City's leading real estate trade association. In addition to counseling REBNY members on the vast array of laws and regulations that affect the real estate brokerage community, Neil hosts the REBNY Legal Line, a daily legal hotline provided exclusively for members of REBNY, and authors the REBNY Legal Line Question of the Week, which is distributed weekly to all members of REBNY. In May 2018, Neil was appointed by Governor Andrew M. Cuomo to serve on the New York State Real Estate Board, which has general authority to promulgate rules and regulations affecting real estate brokers and salespersons in order to administer and effectuate the purposes of New York State Real Property Law as it pertains to real estate licensees. Neil and AGMB serves as counsel to the Empire State Mortgage Bankers Association and the New York Association of Mortgage Brokers. He regularly counsels his mortgage banking and mortgage broker clients regarding all aspects of their businesses. He has appeared on various television shows, including the CBS Local News, CNBC, Bloomberg News and New York 1 News. He has appeared on nationally syndicated radio, has been published in the REBNY Reporter, the Realtor and has been quoted in the New York Times, Wall Street Journal, Newsday, Reuters, AP, Dow Jones, Forbes.com, Bankrate.com, CNN.com, as well as numerous other publications.

Cloud applications. In addition to his extensive coding experience he also, graduated with an MBA degree in Marketing so he could more closely tie programming to marketing. He recently moved from IBM to Mindtrust Labs and is Quiglers chief Project Architect.

Michael was yearly awarded The #1 Rental Agent in the firm. In some years he exceeded 150 rentals. He has also served as the manager of 73 sales agents for Coldwell Banker, earning his office the distinction of being Coldwell Banker's # 1 office in New York State for four years in a row. He is deeply involved in real estate as an Accredited Buyer Representative (ABR), was named a Certified Relocation Specialist by the Employee Relocation Council, and is certified as a Real Estate Divorce Specialist. He was the Treasurer of the Manhattan Association of Realtors and served on its Board for 5 years, is a member of the Real Estate Board of New York, the Riverside Park Fund and has sat on the Board of Directors of several cooperative and condominium buildings in New York.

working on Quigler he serves as a consultant for South African companies who wish to do business in the United States and serves as an advisor for Stik.com, a major social network lead referral company. He has worked at various prestigious New York City real estate firms before joining Coldwell Banker Hunt Kennedy in 2006 as its Chief Technologist. In that role he led some of the most innovative projects in the industry including early cloud initiatives and ad-tracking. He served on the board of and became the President of the Manhattan Association of REALTORS® and currently sits on the Board of Directors of the Manhattan Chamber of Commerce. He attended the United States Air Force Academy where he studied Computer Science and Behavioral Science. Philip's interests range from adventure sports to ultra-endurance events to wine. He currently splits his time between Cape Town and midtown Manhattan.



Anthony Handel, Esq.
Patent Prince



Linda Jones Neil
Mexicano Advisor



Sam Marshall
Project Manager



Joseph Darnell
Marketing Automation

Patent Prince

Patent Attorney Tony is Quigler's patent attorney and is responsible for the patent and trademark filings and the protection of Quigler's intellectual property. With over 30 years of practice, Tony is among the most experienced attorneys in the United States focusing his practice on patent, trademark and copyright trial and appellate work as well as on internet and commercial matters. Over the past 30 years, Tony has served as lead counsel in over 200 intellectual property lawsuits with amounts at risk ranging up to $2 billion, representing such clients as ADM, JVC, Conair Corporation, Dayco, Estee Lauder, Clear Channel, Neiman Marcus and Target. These actions have been before the U.S. Supreme Court, many Federal appellate and district courts, and overseas tribunals, and include jury and bench trials. In his career, he has also obtained over 700 patents for his clients. He has experience representing clients from various technologies and industries, including pharmaceuticals, electronics, business methods, medical devices, software, molecular biology, biomedical systems, holography, apparel and retail. Tony has taught patent litigation strategy at the Patent Resources Group. He has also presented in-house training programs at many corporations, including Xerox, Pitney Bowes, J.P. Morgan Chase and General Electric. Tony earned his Bachelor of Science in Engineering from Polytechnic University (1969) and his Juris Doctorate from the Georgetown University Law Center (1972). Tony is admitted to practice in the states of New York and Connecticut. He is also admitted to practice before the United States Patent and Trademark Office, the U.S. Supreme Court, the Court of Appeals for the Federal Circuit, the U.S. Court of Appeals for the Second, Fourth, and Ninth Circuits, the Southern, Eastern and Northern Districts of New York, the Eastern District of Pennsylvania and the Eastern District of Texas.

Mexicano Adviser

Linda Jones Neil: Linda has been called "A Mexican and International Real Estate Icon" by the Gringo Gazette in Baja, Mexico for her pioneering role in bringing American real estate best practices to Mexico. She is the CEO and Founder of The Settlement Company, Mexico's first escrow and title insurance business, and Co-Founder of the Global Mexico Real Estate Institute. She is a consultant on Mexican real estate specializing in legal and fiscal issues. She has presented at conferences throughout Mexico and the United States on all aspects of Mexican real property acquisition and is co-author of the National Association of REALTORS® course, "Doing Business in Mexico." She has published so many articles in newspapers and magazines throughout the U.S. and Mexico that they are too numerous to list here. She is also a license real estate broker in California. She is a Certified Real Estate Professional (PIC) by Mexico City AMPI and holds numerous REALTOR® designations including Certified International Property Specialist, Seniors Real Estate Specialist, Authorized Buyer Representative, ePRO and RSPS while also being a certified instructor in all these designations. She is also a Certified Negotiation Expert from the Real Estate Negotiation Institute of Arizona and is certified to teach the CNE-1 course in Mexico. She was the National Association of REALTORS® Presidential Liaison to Mexico from 2012 to 2014 and was awarded "International REALTOR® of the Year" in 2013. She is fluent in English and Spanish. Linda is a Member of the Control Advisory Board and is creating the Steps and Actions for Mexico while assisting with the development of the Spanish version of the Steps and Actions for Quigler USA.

Project Manager

Sam Marshall is Quiglers overall project manager. He specializes in mobile and web application development. During the last five years, he has taken on projects for a variety of sectors where data collection and management are paramount. Primarily, this has been in the form of paired mobile and web applications that focus on educational and early-childhood research using budget-conscious development methodologies. Sam graduated from the University of Connecticut in 2012 with a bachelor's degree in Political Science, but his abilities to quickly learn new technologies led him into project management immediately after his time at UConn concluded. His work at MindTrust has led to him traveling to nations such as Russia (to Moscow State University) and Saudi Arabia (with National Center for Assessment/"Qiyas") to meet with some of the top minds in educational evaluation technology to help further the domain and the applications he manages. Now, his focus on Quigler empowers him to continue his educational theme but now for agents and real estate buyers and sellers.

Marketing Automation Maven

Joseph Darnell is Quigler's Marketing Automation Maven managing our use of the marketing automation software called Infusionsoft. He is a an email marketing expert, an Infusionsoft Certified Partner and helps Quigler to strategize, implement, evaluate and optimize email marketing and follow up, SMS and web marketing campaigns. He provides both strategic and practical value to Quigler for ecommerce integration, setting up and optimizing membership sites, Wordpress integration and reporting data analytics. He works cooperatively with Mindtrust Labs to provide digital marketing solutions for Quigler. He has a diverse background from experience with starts ups, an MBS in Social/Sustainable Entrepreneurship as well as a visiting professorship teaching social entrepeneurship at the Universidad Autonoma de Yucatan in Merida, Mexico. He is a devoted husband and father with two children and resides in Hudson, New York.




Nicolas Scandiffio

Digital/Video Marketing Manager

Nick Scandiffio is the founder of Cinema Squared and produces and develops digital media for Fortune 500 companies and small businesses. He is a valuable member of Quigler's team working under the Mindtrust Labs umbrella. His skills range from producing national TV commercials to Sizzle Reels, from MTV videos to Facebook and Instagram ads.

He started his career at Kaplowe Studies where he was an associate producer having graduated from the School of Visual Arts with a degree in advertising/television and radio broadcasting. He resides in Connecticut with his wife and daughter.

Davor Lovrić

Project Architect

Davor Lovrić is an experienced full-stack software engineer. During last twenty years he has worked on different projects ranging from mobile games to full-fledged ERP systems. He saw technologies come and go, but core concepts stay the same. Always keeping in mind project success, he wears different hats adapting to project's needs. Software Architect is his favorite hat, as it allows him to have biggest impact on the system being built making it successful not only from the technical side, but more importantly from the perspective of the people interacting with it. He is a maker who does not relent until finding an elegant and practical solution to a problem at hand and enjoys automating processes that are "impossible" to automate. He joined Mindtrust Labs in search for complex systems needing elegant architecture. ``` `



Offering Summary

Company	:	Quigler, Inc.
Corporate Address	:	143 Hoyt Street, Apt 7 L, Stamford, CT 06905
Offering Minimum	:	$9,990.00
Offering Maximum	:	$106,995.00
Minimum Investment Amount (per investor)	:	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Class B non voting stock
Minimum Number of Shares Offered	:	666
Maximum Number of Shares Offered	:	7,133
Price per Share	:	$15.00
Pre-Money Valuation	:	$8,071,875.00

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Perks*

Perks For Real Estate Agents

1. 1 year of Quigler (value $298)
2. 18 months of Quigler + 1 Power Marketing for Luxury Real Estate book (value $496)
3. 2 years of Quigler + all 3 of the Power Marketing books (value= $743)
4. 3 years of Quigler and all the books (value = $894 + $99 = $993 perk).
5. Lifetime membership + all the books. (value depends on how long agent is in the business).

Perks for Consumers

1. a Quarterly Market Report on the national residential real estate market.
2. National Quarterly Residential Real Estate Market Report + copy of "Get Your Highest Price", a guide to getting the highest price for your home.
3. National Quarterly Residential Real Estate Market Report + Get Your Highest Price book+ Quigler hat.
4. National Quarterly Residential Real Estate Market Report + Get Your Highest Price book + Quigler Hat + "Winning Listing Presentations, for life" a book for all sales on how to connect with customers and win them over.
5. National Quarterly Residential Real Estate Report + Get Your Highest Price+ Quigler hat + Winning Listing Presentations, for life + Quigler T Shirt.

Broker Owners who are accredited investors

$25,500 = 1200 consecutive months of Quigler memberships for agents. i.e. 100 agents for 12 months or 200 agents for 6 months or 50 agents for 24 months, etc. Value $29,800.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Quigler, Inc. will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Common Stock at $15 / share, you will receive 11 Class B Common Stock shares, meaning you'll own 11 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments; Salary payments made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Inter company debt or back payments

Offering Details

Form C Filings



SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1:

(Written text) Introducing peace of mind for Real Estate Agents. Total transparency. Instant Communication. A simplified process. Your clients will trust you. Your clients will love you. Be Bold. Raise the bar. Created by realtors by realtors. Quigler. Get the app today. Available at quigler.com and the iPhone App Store.

VIDEO 2:

[David on Camera]

Hi, I'm David Michonski, and welcome to Quigler.

Quigler is the real estate brokerage industry's first and only compliance checklist application.

[Insert Slide # 1 from NAR BOSTON 2018]

It keeps agents and consumers compliant with federal and state law during the real estate transaction process.

[David back on camera]

We all know that financial institutions have tremendous internal compliance systems. Yet, the real estate brokerage industry has none, even though we handle one of the largest financial transactions for most consumers, the purchase or sale of their home.

Accordingly, Quigler solves this and four additional problems.

[Insert slide from NAR BOSTON 2018, Slide # 8, with all the little people who are marginal agents but take out the text. Just the slide as I will talk over it.]

First, the industry has no way of keeping its 1.3M independent contractor agents compliant with federal and state law and the industry's own Code of Ethics. Yet broker/owners are liable for those independent contractors and can lose their license to operate when they are not compliant.

[Insert the Slide # 4 from NAR BOSTON 2018 about transaction complexity]

Second, the real estate transaction gets more complex every year with an overlay of ever changing federal and state laws. For example, California's licensing law is now 842 pages of legalese, resulting in large numbers of lawsuits against California real estate agents and a very high cost for Errors and Omissions insurance . That costs more than 10x more than in the state of Connecticut for an agent.

[insert Slide #5 from NAR BOSTON 2018 about communication]

Third, one of the biggest consumer complaints about agents is lack of communication. That's

because 93% of consumers say they want an agent who is "responsive" and 86% say they highly value good "communication" from agents.

[Insert Slide # 6, from NAR BOSTON 2018 with picture of Danger Report]

The fourth problem was best identified by the National Association of REALTORS in a report titled "The Danger Report"

[Insert Slide # 9 from NAR BOSTON 2018]

It said that the industry suffers from "hordes of untrained, unethical and unresponsive agents and the bar needs to be raised."

But traditional training can't do it because within 30 days of such training more than 90% of what was learned is lost.

[David back on camera for following phrase]

Quigler solves all those problems and many more.

[Go to Slide # 16 of NAR BOSTON 2018 with the 10 Steps on Top that we used and you created]

Here's how the app works. We've extracted from federal and state law what consumers and agents are required to do.   We then organized those requirements into an easy-to-follow workflow of sequential Steps, usually about 8-10 per transaction.

[Insert next Slide with Actions from what you did. It is part of Slide #16]

Under each Step we list the specific required Action.

[Insert Slide # 17 from NAR BOSTON 2018 with Yes or No box in red]

Each has been simplified into a Yes or No question. Did you do this or did you do that?

[Insert slide with Q notification in red, i.e. the next slide in that sequence, and I think it is Slide 21]

When an agent (or a consumer) does a required Action, the consumer gets an instant text or email notification, time stamped and dated telling them that what was done, creating a running record.

[back to David on camera]

As a result, agents and consumers are never left in the dark. Everyone knows exactly what must be done, when it must be done, why it must be done, and what remains to be done.

In effect, we've taken the classroom and conveniently inserted it into every Step of the real estate transaction while at the same time taking those requirements and putting them into the palm of consumer and agents' hands, 24/7.

In selling compliance Quigler is selling something that is required by every consumer, every

broker/owner and every agent.

[From Pitch Deck insert Slide # 14 showing the circle graph of 1.3M REALTORS. However, change 25% of market to 20% and the # at 260,000]

Our market is 1.3M REALTORS. The National Association of REALTORS has now become our partner through its Second Century Ventures REach Accelerator and invested in our Private Placement. Over the next 3 years we project that we can capture 20% of NAR's agents and generate over $40M of revenue. Longer term we see 1M users or about 85% of the total membership that can generate over $300M a year of revenue.

[Back to David on camera]

Quigler's market is not limited to just the U.S. It can be used in the 90 plus countries that have adopted the NAR Code of Ethics and now must enforce it.

Quigler is free to the 15M consumers who try to buy or sell every year and the 20M renters who try to rent.

As consumer traffic grows, we're going to develop a second revenue stream which is Advertising because we can do something better than either Google or Facebook.

That's because we will know exactly at what point in the real estate transaction a consumer needs a lawyer, a mover, a tile company or some other advertiser and we can give advertisers pinpoint accuracy as to exactly when that consumer needs their product.

Finally, Quigler's market extends beyond the real estate brokerage industry. We can use our compliance technology to implement virtually any industry's best practices.

So check us out so we can get together and explore the exciting investment opportunity that Quigler represents.

Thanks for listening. I'm David Michonski

VIDEO 3

David Interview.

Q: I think that I have to say how exciting is that that Quigler is a part of this year's REach class.

DMM: Oh it's been amazing because this is this is a great class. We're all here doing the same thing, trying to keep the Realtor at the center of the transaction, trying to help them make more money, be better at their business, and raise the bar the whole industry.

Q: Well, in just a few minutes you're gonna have thousands of Realtors coming through that door. What are you gonna tell them? What Quigler? How does it make their business better?

DMM: Sure, Quigler is the first compliance checklist application in the history of the industry. Nobody has ever started with the foundation of the whole transaction, which is, what am i required to do? So Quigler takes all federal law, all state law and the REALTOR code of ethics, extracts from it everything that an agent is required to do at every step of the transaction, puts it all on their cell phone in an easy to follow in a sequential series, everything from pre- listing activities to the very end in closing, so that in every step of the way an agent knows everything that they are required to do.

Q: And how easy is it to use?

DMM: Really. You just log in and there you are. You choose which transaction you're on and which step you're on and you just check it to see what am i required to do within this step. Similarly, by the way, the consumer can do the same thing. They can get Quigler for free. They now know everything that their agent is supposed to do. They can follow along with the agent with instant communication between the two of them and we solve one of the biggest complaints of consumers: that they don't hear enough from their agent, Now, they will hear every time immediately when an agent finishes one of the transactions . They get an instant text notification, a dated, time-stamped, running record. Communication solved! Compliance solved! Transparency solved! Accountability solved!

VIDEO 4

Testimonials.

[Neil Garfinkel, Esq, legal counsel to Real Estate Board of New York, member New York Real Estate Commission]: Quigler gives the agent the ability to follow a process based flow.

[Elisa Bruno-Midili, New York State Broker/Owner] I think it's gonna have a profound impact on the industry.

Norman Flynn, past president, National Association of REALTORS] : This is something that's really an opportunity for all of us, all of us to elevate the practice of real estate not only in the United States but in the world.

[Drue Hontz: Consumer/ Seller of CT property]: The Quigler app has made the process of selling a home easier. I know what I'm required to do. I know what the agent is required to do and it's easy step by step process is a win-win for everybody.

[Michael Shapot, Team Leader at Compass Realty, NY]: Training new agents has never been easier.

[Dorcas Helfant Browning, past president of the National Association of REALTORS]: Its transparency, accountability, compliance and communications all tied up in one app.

[Linda Michonski, co-founder, Agent at Douglas Elliman real estate: Quigler is now there to keep me focused and directed and organized during a transaction.

[Elisa Bruno-Midili]: Nothing like this has ever before been done.

[Dorcas Helfant Browning]: We've been waiting for this for years .

[Michael Shapot}:I love using Quigler as a business development tool!

[Drue Hontz]: Why would I use an agent that is not using Quigler?

[Elisa Bruno-Midili] A key differentiator.

[Neil Garfinkle, Esq] I think it's a unique product.

[Linda Michonski]:There's a calming effect.

[Michael Shapot]: Quigler is the perfect tool.

[Dorcas Helfant Browning]: This is the tech that keeps us in the center of the transaction.

[Drue Hontz]: The Quigler app is intuitive and easy to use.

[Neil Garfinkel, Esq]: I couldn't recommend it more highly. It's a great product.

[Norman Flynn]: Take that opportunity.

[Linda Michonski]: I mean wow.

[Drue Hontz]: it's an awesome app.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:41 AM 12/21/2018
FILED 09:41 AM 12/21/2018
SR 20188307564 - File Number 5706012

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
QUIGLER, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

QUIGLER, INC. (this "*Corporation*"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (as amended and in effect, the "*DGCL*"), DOES HEREBY CERTIFY as of this 20ᵗʰ day of December, 2018, as follows:

1. That the name of this Corporation is QUIGLER, INC., and that this Corporation was originally incorporated pursuant to the DGCL on March 9, 2015, under the same name

2. That the board of directors of this Corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation as provided herein, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its Shareholders (as defined below), and authorizing the appropriate officers of this Corporation to solicit the consent of the Shareholders therefor.

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the DGCL.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

ARTICLE I
NAME

The name of the Corporation is "QUIGLER, INC."

ARTICLE II
REGISTERED OFFICE AND AGENT

The name and address of the Corporation's registered agent and registered office in the State of Delaware is BUSINESS FILINGS INCORPORATED, 108 West 13th Street, Wilmington, Delaware (County of New Castle), 19801, or as otherwise subsequently determined by the board of directors of the Corporation (hereafter referred to as the "*Board*") in its sole discretion; provided that this Certificate of Incorporation will be appropriately modified as required pursuant to the DGCL.

ARTICLE III
PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

3552100v2/30634-0001

ARTICLE IV
CAPITAL STOCK

IV.1   Shares, Classes and Series Authorized.

IV.1.1   **Generally.** The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is:

Class	Par Value	Number of Shares Authorized
Class A Common	$0.0001	750,000
Common B Common	$0.0001	150,000
TOTAL:		900,000

IV.1.2 **Definitions.** For purposes hereof:

(a) the above shares of "Class A Common" stock are hereinafter sometimes referred, individually and collectively, as the "*Class A Common Stock*;"

(b) the above shares of "Class B Common" stock are hereinafter sometimes referred, individually and collectively, as the "*Class B Common Stock*;"

(c) the shares of Class A Common Stock and Class B Common Stock are hereinafter sometimes referred, individually and collectively, as the "*Capital Stock*";

(d) the holders of Capital Stock, are hereinafter sometimes referred, individually and collectively, as the "*Shareholders*;"

(e) the existing By-Laws of the Corporation, as amended and in effect from time to time, are hereinafter referred to as the "*By-Laws*;" and

(f) this Certificate of Incorporation, the By-Laws, and all other governing organizational documents (if any) of the Corporation (including all applicable voting agreements) now or hereafter in effect (and in each case as the same may be amended and in effect from time to time) are hereinafter sometimes referred, individually and collectively, as the "*Organizational Documents*;"

IV.2   Powers, Privileges and Rights. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of the Capital Stock:

(a)   Voting. Except as otherwise specifically required by the DGCL or

other applicable law:

(i)   the Class A Common Stock shall be the sole classes of voting capital stock of the Corporation and each share of Class A Common Stock stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote of the "shareholders" of the Corporation;

(ii)   the Class B Common Stock (and each share thereof) shall be <u>NON-VOTING</u> and a holder thereof will <u>NOT</u> be entitled to any vote with respect to matters submitted to a vote of the "shareholders" of the Corporation, or otherwise;

(iii)   there shall be no cumulative voting; and

(iv)   the number of authorized shares of Capital Stock (or any class thereof) may be increased or decreased from time to time (but not below the number of shares thereof then outstanding) by the affirmative vote of the Shareholders representing a majority of the votes represented by all outstanding shares of Capital Stock of the Corporation entitled to vote on such matter.

(b)   <u>Acknowledgement</u>. Notwithstanding anything to the contrary herein, except with respect to the respective non-voting nature of the shares of Class B Common Stock as provided in <u>Section 4.2(a)(ii)</u> above, it is intended that each share of Capital Stock will be substantively identical and that each holder of a share of Capital Stock will be entitled/subject to all of the same rights and obligations (including all distribution rights) with respect to such shares as provided in and under the Organizational Documents, the DGCL, and all other applicable laws.

(c)   <u>Dividends and other Distributions</u>. At such times as reasonably determined by the Board, dividends and other distributions shall be paid to each of the holders of Capital Stock, pro rata in proportion to the number of shares of Capital Stock held by such holders.

IV.3   **No Pre-Emptive Right**. Notwithstanding anything contained herein to the contrary, the Corporation is authorized to issue as many shares of stock, and classes of shares of stock, as it deems necessary from time to time (subject to compliance with the DGCL (including amendment of this Certificate of Incorporation) and all other applicable Organizational Documents, if any) and, unless otherwise specifically provided for in the Organizational Documents (or any of them) and/or agreed to by the Board (in its sole discretion), no Shareholder shall have a right (i.e. any "preemptive right") to participate in any offering of additional shares of stock by the Corporation.

IV.4   **Dissolution and Winding Up**.

IV.4.1   <u>Dissolution</u>.

(a)   The Corporation shall be dissolved and its affairs shall be wound up only upon the first to occur of the following:

(i)   the affirmative vote of a majority of the Shareholders (to the extent entitled to vote on such matter) to dissolve the Corporation;

(ii)   the entry of a decree of judicial dissolution under the DGCL; and

(b)   Except as provided in this Certificate of Incorporation (and all other applicable Organizational Documents, if any), no Shareholder shall have the right: (i) to withdraw or resign as a Shareholder of the Corporation, (ii) to redeem or otherwise require redemption of such Shareholder's shares of Capital Stock (or any portion thereof) or (iii) to the fullest extent permitted by law, to require the Corporation to dissolve itself voluntarily.

(c)   Notwithstanding any other provision of this Certificate of Incorporation, the bankruptcy of a Shareholder shall not cause the Shareholder to cease to be a shareholder of the Corporation and, upon the occurrence of such an event, the business of the Corporation shall continue without dissolution.

IV.4.2   Winding Up. In the event of the dissolution of the Corporation pursuant to Section 4.4.1, the Board shall wind up the Corporation's affairs.

(a)   Upon dissolution of the Corporation and until the filing of a articles of dissolution as provided in the DGCL, the Board (or a liquidating trustee, as the case may be) shall, in the name of, and for and on behalf of, the Corporation, continue to act as such and shall make all decisions relating to the conduct of any business or operations during the winding up period and to the sale or other disposition of the Corporation's assets, including, without limitation, to prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Corporation's business, dispose of and convey the Corporation's assets, discharge or make reasonable provision for the Corporation's liabilities, and distribute to the Shareholders in accordance with Section 4.4.3 below any remaining assets of the Corporation, all without affecting the liability of Shareholders and without imposing liability on any liquidating trustee. Each Shareholder hereby waives any claims it may have against the Board during any winding up that may arise out of the Board's management of the Corporation, so long as the Board acts in good faith and without gross negligence, recklessness or willful misconduct. Every reasonable effort shall be made to dispose of the assets of the Corporation within ninety (90) days after dissolution.

(b)   Upon the completion of winding up of the Corporation, the Board or a liquidating trustee, as the case may be, as an authorized person shall file a certificate of cancellation of this Certificate of Incorporation in the Office of the Secretary of State of the State of Delaware as provided in the Act and any other similar certificates of cancellation or termination required to discontinue its status as a legal entity or its authorization to do business in the states in which it is qualified to do so. The existence of the Corporation as a separate legal entity shall continue until cancellation of this Certificate of Incorporation as provided in the DGCL.

IV.4.3   Distribution of Assets. Upon dissolution of the Corporation, the expenses of liquidation (including compensation for the services of the liquidating trustee and legal and accounting fees and expenses) and the Corporation's liabilities and obligations to creditors (including obligations to Shareholders, if any, other than liabilities for distributions) shall be paid, or reasonable provisions shall be made for payment thereof, in accordance with applicable law, from cash on hand or from the liquidation of the Corporation's assets. After payment or provision for payment of all expenses of liquidation and liabilities and obligations of the Corporation, the remaining assets of the Corporation (whether cash or securities) shall be distributed to the Shareholders in accordance with Section 4.2(b) above.


ARTICLE V
LIMITATION OF DIRECTOR LIABILITY; INDEMNIFICATION


V.1   **Limitation of Director Liability**.

(a)   Except as expressly described in this Certificate of Incorporation and subject to his/her compliance with the provisions of this Certificate of Incorporation, no director of the Corporation shall be liable, responsible or accountable in damages or otherwise to the Corporation or any third party for:

(i)   any act or omission reasonably believed by such director to be within the scope of the authority conferred on such director, except for an action constituting fraud, gross negligence, recklessness or willful misconduct of such director in carrying out his/her obligations hereunder;

(ii)   such director's failure or refusal to perform any act, except an act required by the terms of this Certificate of Incorporation that is not in violation of applicable law (including the DGCL), or

(iii)   the negligence, dishonesty or bad faith of any agent, consultant or broker (other than an employee of such member) of the Corporation selected, engaged or retained in good faith by the Corporation.

(b)   In discharging his/her duties, the Board shall be fully protected in relying in good faith upon the records maintained by the Corporation in the ordinary course of its business and upon such information, opinions, reports or statements by any of the directors, the Board or any agents or officers of the Corporation, or by any other person/entity, as to matters the Board reasonably believes are within such other person's/entity's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation (in accordance with the limitations set forth herein).

(c)   The personal liability of any director to the Corporation or its Shareholders shall be limited to the fullest extent permitted by DGCL. If the DGCL or any other law of the State of Delaware is amended after approval this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

(d)   Any subsequent repeal or modification of the foregoing provisions of this Certificate of Incorporation (or this ARTICLE V) shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to, any acts or omissions of such director occurring prior to such repeal or modification.

V.2   **Indemnification.**

(a)   In any threatened, pending or completed action, suit or proceeding, to the fullest extent permitted by law, each director, officer and their partners, officers, directors, agents, and employees (individually and collectively, the *"Indemnified Persons"*) shall be fully protected, indemnified and held harmless by the Corporation against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement), actually incurred by such Indemnified Person in connection with such action, suit or proceeding (all such amounts, the *"Costs"*) by virtue of his/her/its status as an Indemnified Person with respect to any action or omission taken or suffered in good faith and in a manner such Indemnified Person believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(b)   An Indemnified Person shall be entitled to advancement of amounts payable with respect to Costs hereunder on demand, subject to later adjustment or reimbursement when and if a court of competent jurisdiction enters a final judgment holding that such Indemnified Party was not entitled to indemnification for such Costs hereunder.

(c)   Any subsequent repeal or modification of the foregoing provisions of this Certificate of Incorporation (or this ARTICLE V) shall not adversely affect any right or protection of an Indemnified Person existing at the time of, or increase the liability of any such Indemnified Person with respect to, any acts or omissions of such Indemnified Person occurring prior to such repeal or modification.

V.3   **Additional Provisions; Insurance.** To the fullest extent permitted under applicable law (including the DGCL) and upon the resolution or resolutions of the Board or the applicable Shareholders (as applicable), the Board is hereby authorized to fix, in the By-Laws (and/or in any other Organizational Document), and without further amendment to this Certificate of Incorporation, any additions to, and/or and qualifications, limitations or restrictions of, the limitation of liability and/or indemnification rights provided to the directors and the other Indemnified Persons provided in this ARTICLE V. Without limiting the generality of the foregoing, the Board may provide in the By-Laws (and/or in any other Organizational Document), and without further amendment to this Certificate of Incorporation, provisions for the purchase and maintenance of insurance by (and at the cost of) the Corporation on behalf of any person who is or was a director, officer, employee or agent of the Corporation against any liability asserted against such person and incurred by such person in any such capacity.

ARTICLE VI

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "QUIGLER, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF MARCH, A.D. 2016, AT 6:36 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5706012 8100
SR# 20161695814

Authentication: 201996716
Date: 03-16-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF QUIGLER, INC.

The following is the Amended and Restated Certificate of Incorporation of QUIGLER, INC., a Delaware corporation originally formed on March 9, 2015 (under the name "QUIGLER, INC.") submitted pursuant to, and in accordance with, Sections 242 and 245 of the General Corporation Law of Delaware:

FIRST - Name: The name of this corporation shall be:

QUIGLER, INC.

SECOND - Agent: Its registered office in the State of Delaware is to be located at 108 West 13th Street, Wilmington, DE 19801, County of New Castle and its registered agent at such address is BUSINESS FILINGS INCORPORATED.

THIRD - Purpose: The purpose or purposes of the corporation shall be:

To engage in any lawful act or activity for which
corporations may be organized under the General
Corporation Law of Delaware.

FOURTH – Authorized Stock:

- Total Authorized:

The total number and type of shares of stock which this corporation is authorized to issue is as follows:

Class/ Series	Par Value	Number of Shares Authorized
Class A Common	$0.0001	5,000
Class B Common	$0.0001	5,000
Preferred	$0.0001	2,500

Notwithstanding the provisions of Section 242(b)(2) of the General Corporation Law, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) from time to time by the vote of a majority of the outstanding shares of stock entitled to vote thereon and no separate class vote of either the Common Stock or the Preferred Stock shall be required to effect any such amendment. If the number of shares of any class is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such class.

- Designation of Preferred Shares:

The board of directors of the Corporation (the "*Board*") is further authorized, subject to the limitations prescribed by law, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more classes, and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or

restrictions thereof, if any, including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such class, and the number of shares constituting any such class and the designation thereof, or any of the foregoing (individually and collectively, the "*Preferred Stock Rights*").

- Rights of Stock:

The Class A Common Stock and the Class B Common Stock shall be the sole classes of voting stock of the Corporation and each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at any meeting of stockholders. Except as otherwise specifically required by law or expressly provided as part of the Preferred Stock Rights, the shares of Preferred Stock shall be non-voting.

The Board is further authorized (subject to the limitations prescribed by law), by resolution or resolutions or by inclusion in its by-laws (or any other shareholder agreement) and with respect to any one or more classes of shares, to fix any and all other (a) designations, powers, preferences and relative, participating, optional or other rights (if any); (b) qualifications, limitations or restrictions thereof (if any; including without limitation, authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, special voting rights, and terms of redemption); (c) redemption price or prices, and liquidation preferences; and/or (d) the number of shares constituting any such class and the designation thereof, or any of the foregoing.

SIXTH – By-law Amendment: Except as expressly provided therein or otherwise specifically required by applicable law, the Board of the Corporation shall have the power to adopt, amend or repeal the by-laws of the Corporation from time to time. Any adoption, amendment or repeal of the by-laws of the Corporation by the Board shall require the approval of a majority of the Whole Board. For purposes of this Amended and Restate Certificate of Incorporation, the term "*Whole Board*" shall mean the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships.

SEVENTH – Director Liability; Indemnification:

To the fullest extent permitted by law, no member of the Board (i.e. director) shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation

No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this _____15th_____ day of _____March_____, 20 _16_.

By:

Authorized Officer

Title:_____President and CEO_____

Name:_____DAVID MICHONSKI_____

Print or Type

BY-LAWS

OF

Quigler, Inc.

A Delaware Corporation

ARTICLE I – OFFICES

The registered office of the Corporation in the State of Delaware shall be located in the City and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the State of Delaware as the Board of Directors may, from time to time, determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings: (Section 211)
The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Directors, at the time fixed from time to time by the Directors.

Section 2 - Special Meetings: (Section 211)
The Board of Directors or such person may call special meetings of the shareholders or persons authorized by the Board of Directors and shall be held within or without the State of Delaware.

Section 3 - Court-ordered meeting: (Section 211)
The Court of Chancery in this State where the Corporation's principal office is located, or where the Corporation's registered office is located if its principal office is not located in this state, may after notice to the Corporation, order a meeting to be held on application of any Director or shareholder of the Corporation entitled to vote in an annual meeting if an annual meeting has not been held within any thirteen month period, if there is a failure by the Corporation to hold an annual meeting for a period of thirty days after the date designated therefor, or if no date has been designated, for a period of thirteen months after the organization of the Corporation or after its last annual meeting. The court may fix the time and place of the meeting, determine the shares entitled to participate in the meeting, specify a record date for determining shareholders entitled to notice of and to vote at the meeting, prescribe the form and content of the meeting notice, and enter other orders as may be appropriate.

Section 4 - Place of Meetings: (Section 211)
Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Delaware as the Directors may from time to time fix. If no designation is made, the meeting shall be held at the Corporation's registered office in the state of Delaware.

---

[1] * All references to sections in the By-Laws refer to those sections contained in the Delaware General Corporation law.

Section 5 - Notice of Meetings: (Section 222)

(a) Written or printed notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by first class mail, by or at the direction of the president, the secretary, or the officer or the person calling the meeting, not less than ten or more than sixty days before the date of the meeting, unless the lapse of the prescribed time shall have been waived before or after the taking of such action, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the business to be transacted or the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to dissent and receive payment for their shares pursuant to the Delaware General Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the shareholder as it appears on the share transfer records of the Corporation.

Section 6 - Shareholders' List: (Section 219)

(a) After fixing a record date for a meeting, the officer who has charge of the stock ledger of the Corporation, shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by each shareholder. The shareholders' list must be available for inspection by any shareholder for a period of ten days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period it is available for inspection.

(b) The Corporation shall make the shareholder's list available at the meeting of shareholders and any shareholder or the shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

(c) Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, such Directors shall be ineligible for election for any office at such meeting.

(d) The stock ledger shall be the only evidence as to who are the shareholders entitled to examine the stock ledger, the list required by Section 219 of the Delaware General Corporation Law or the books of the Corporation, or to vote in person or by proxy at any shareholders' meeting.

Section 7 - Quorum: (Section 216)

(a) Except as otherwise provided herein, or by law, or in the Certificate of Incorporation (such Articles and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), or for meetings ordered by the Court of Chancery called pursuant to Section 211 of the Delaware General Corporations Law, a quorum shall be present at all meetings of

shareholders of the Corporation, if the holders of a majority of the shares entitled to vote on that matter are represented at the meeting in person or by proxy.

(b) The subsequent withdrawal of any shareholder from the meeting, after the commencement of a meeting, or the refusal of any shareholder represented in person or by proxy to vote, shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(c) Despite the absence of a quorum at any meeting of shareholders, the shareholders present may adjourn the meeting.

Section 8 - Voting: (Section 212 & 216)
(a) Except as otherwise provided by law, the Certificate of Incorporation, or these Bylaws, any corporate action, other than the election of Directors, the affirmative vote of the majority of shares entitled to vote on that matter and represented either in person or by proxy at a meeting of shareholders at which a quorum is present shall be the act of the shareholders of the Corporation.
(b) Unless otherwise provided for in the Articles of Incorporation of this Corporation, directors will be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him/her for a many persons as there are Directors to be elected.
(c) Unless otherwise provided for in the Certificate of Incorporation of this Corporation, Directors will be elected by a plurality of the votes by the shares, present in person or by proxy, entitled to vote in the election at a meeting at which a quorum is present and each shareholder entitled to vote has the right to vote the number of shares owned by him/her for as may persons as there are Directors to be elected.
(d) Except as otherwise provided by statute, the Certificate of Incorporation, or these bylaws, at each meeting of shareholders, each shareholder of the Corporation entitled to vote thereat, shall be entitled to one vote for each share registered in (his/her) name on the books of the Corporation.

Section 9 - Proxies: (Section 212)
Each shareholder entitled to vote or to express consent or dissent without a meeting may do so either in person or by proxy, so long as such proxy is executed in writing by the shareholder himself or herself, or by (his/her) attorney-in-fact thereunto duly authorized in writing. Every proxy shall be revocable at will unless the proxy conspicuously states that it is irrevocable and the proxy is coupled with an interest. A telegram, telex, cablegram, or similar transmission by the shareholder, or a photographic, photo-static, facsimile, shall be treated as a valid proxy, and treated as a substitution of the original proxy, so long as such transmission is a complete reproduction executed by the shareholder. No proxy shall be valid after the expiration of three years from the date of its execution, unless otherwise provided in the proxy. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

Section 10 - Action without a Meeting: (Section 228)
Unless otherwise provided for in the Certificate of Incorporation of the Corporation, any action to be taken at any annual or special shareholders' meeting, may be taken without a meeting, without prior notice and without a vote if a written consent or consents is/are signed by the shareholders of the Corporation having not less than the minimum number of votes necessary to

authorize or take such action at a meeting at which all shares entitled to vote thereat were present and voted is delivered by hand or by certified or registered mail, return receipt requested, to the Corporation to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of shareholders' meetings are recorded.

<u>Section 11 - Inspectors</u>: (Section 231)
(a) The Corporation shall appoint one or more inspectors, and one or more alternate inspectors, to act at any shareholder' meeting and make a written report thereof, so long as such inspectors sign an oath to faithfully execute their duties with impartiality and to the best of their ability before such meeting. If no inspector or alternate is able to act at the shareholders meeting, the presiding officer shall appoint one or more inspectors to act at the meeting.

*(b) The inspector shall:

   (i) ascertain the number of shares entitled to vote and the voting power of each such shareholder;
   (ii) determine the shares represented at a meeting and the validity of proxies and ballots;
   (iii) count all votes and ballots;
   (iv) determine and retain for a reasonable time a disposition record of any challenges made to any of the inspectors' determinations; and
   (v) certify the inspectors' determinations of the number of shares represented at the meeting and their count of all votes and ballots.

ARTICLE III - BOARD OF DIRECTORS

<u>Section 1 - Number, Term, Election and Qualifications:</u> (Section 141)
(a) The first Board of Directors and all subsequent Boards of the Corporation shall consist of
_____, unless and until otherwise determined by vote of a majority of the entire Board of Directors. The Board of Directors or shareholders has the powers, in the interim between annual and special meetings of the shareholders, to increase or decrease the number of Directors of the Corporation. A Director need not be a shareholder of the Corporation unless the Certificate of Incorporation of the Corporation or these Bylaws requires.

(b)[2] Except as may otherwise be provided herein or in the Certificate of Incorporation, the members of the Board of Directors of the Corporation shall be elected at the first annual shareholders' meeting and at each annual meeting thereafter, unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws, by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

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[2] *NOTE: Article III Section 1 Subsection (b) of these Bylaws shall not be used in the Corporation's Bylaws unless the Corporation has one or more classes of voting stock that are:
   (i) Listed on a national exchange; (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association; or (iii) held by more than two thousand shareholders of record of the Corporation.

(c) The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of Directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding (his/her) election, or until (his/her) prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

Section 2 - Duties and Powers: (Section 141)

The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except such as those stated under Delaware state law, are in the Certificate of Incorporation or by these Bylaws, expressly conferred upon or reserved to the shareholders or any other person or persons named therein.

Section 3 - Regular Meetings; Notice:

(a) A regular meeting of the Board of Directors shall be held either within or without the State of Delaware at such time and at such place as the Board shall fix.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each Director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required statute, written notice of special meetings shall be mailed directly to each Director, addressed to him/her at his/her residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him/her at such place by telegram, radio or cable, or shall be delivered to him/her personally or given to him/her orally, not later than the day before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. If notice is given by telegram, it shall be deemed to be delivered when the telegram is delivered to the Telegraph Company. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him/her, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

(d) Unless otherwise stated in the Articles of Incorporation of the Corporation, the Chairperson, President, Treasurer, Secretary or any two or more Directors of the Corporation may call any special meeting of the Board of Directors.

Section 5 - Chairperson:

The Chairperson of the Board, if any and if present, shall preside at all meetings of the Board of Directors. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in (his/her) absence, any other Director chosen by the Board of Directors shall preside.

Section 6 - Quorum and Adjournments: (Section 141)

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board, or such committee thereof, shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws. (Note: If the Certificate of Incorporation authorize a quorum to consist of less than a majority, but no fewer than one-third of the prescribed number of Directors as permitted by law except that when a card of one Director is authorized under Section 141 of the Delaware General Corporation Law, then one Director shall constitute a quorum or if the Certificate of Incorporation and/or Bylaws require a greater number than a majority as constituting a quorum then these Bylaws would state that this lesser or greater amount, instead of a majority, will constitute a quorum.)

(b) A majority of the Directors present at the time and place of any regular or special meeting, although less than a quorum may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other Directors whom were present at the adjourned meeting.

Section 7 - Manner of Acting: (Section 141)

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by law, by the Certificate of Incorporation, or these By Laws, action approved by a majority of the votes of the Directors present at any meeting of the Board or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes and may be stated as such in any certificate or document filed with the Secretary of the State of Delaware.

(d) Where appropriate communications facilities are reasonably available, any or all Directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board

of Directors meeting, by means of conference telephone or any means of communications by which all persons participating in the meeting are able to hear each other.

Section 8 - Vacancies: (Section 223)

(a) Any vacancy in the Board of Directors occurring by reason of an increase in the number of Directors, or by reason of the death, resignation, disqualification, removal or inability to act of any Director, or other cause, shall be filled by an affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the shareholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation of the Corporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) If at any time, by reason of death or resignation or other cause, the Corporation shall have no Directors in office, then an officer or any shareholder or an executor, administrator, trustee, or guardian of a shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a shareholder, may call a special meeting of shareholders to fill such vacancies or may apply to the Court of Chancery for a decree summarily ordering an election.

(c) If the Directors of the Corporation constitute less than a majority of the whole Board, the Court of Chancery may, upon application of any shareholder or shareholders holding at least ten percent of the total number of shares entitled to vote for Directors, order an election to be held to fill any such vacancies or newly created directorships.

(d) Unless otherwise provided for by statute, the Certificate of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the Directors, then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

Section 9 - Resignation:

The shareholders may, at any meeting, vote to accept the resignation of any Director.

Section 10 - Removal: (Section 141)

One or more or all the Directors of the Corporation may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, unless the Certificate of Incorporation provides that Directors may only be removed for cause, provided however, such Director shall not be removed if the Corporation states in its Certificate of Incorporation that its Directors shall be elected by cumulative voting and there are a sufficient number of shares cast against his or her removal, which if cumulatively voted at an election of Directors would be sufficient to elect him or her. If a Director was elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that Director.

Section 11 - Compensation: (Section 141)

The Board of Directors may authorize and establish reasonable compensation of the Directors for

services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board.

Section 12 - Committees: (Section 141)

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

ARTICLE IV – OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office: (Section 142)

(a) The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of an officer whose duty is to record proceedings of shareholders' and Directors' meetings and such other officers, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a Director of the Corporation. The same person may hold any two or more offices.

(b) The Board of Directors shall elect the officers of the Corporation at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding (his/her) election, and until (his/her) successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation: (Section 142)

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal: (Section 142)

Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and such officer, if appointed by another officer, may likewise remove any officer or assistant officer.

Section 4 - Vacancies: (Section 142)

(a) The Board of Directors may fill a vacancy, however caused, occurring in the Board and any newly created Directorships resulting from an increase in the authorized number of Directors.

Section 5 - Bonds: (Section 142)

The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

Section 6 - Compensation:

The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:

(a) The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

(b) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the Chairperson, Vice-Chairperson, President or Vice-President and Secretary or an Assistant Secretary or the Treasurer or Assistant Treasurer, or any other Officer designated by the Board of Directors, certifying that the number of shares owned by him or her in the Corporation, provided however that where such certificate is signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, any such signature may be a facsimile thereof. In case any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(c) Certificates shall be issued in such form not inconsistent with the Certificate of Incorporation and the Board of Directors shall approve as. Such certificates shall be numbered and registered on the books of the Corporation, in the order in which they were issued.

(d) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 2 - Lost or Destroyed Certificates:

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed if the owner:

(a) So requests before the Corporation and has given notice that the shares have been acquired by a bona fide purchaser,

(b) Files with the Corporation a sufficient indemnity bond; and

(c) Satisfies such other requirements, including evidence of such loss, theft or destruction, as may be imposed by the Corporation.

Section 3 - Transfers of Shares: (Section 201)

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by (his/her) attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date: (Section 213)
(a) The Board of Directors may fix, in advance, which shall not be more than sixty, nor less than ten days before the meeting or action requiring a determination of shareholders, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for a shareholder entitled to notice of meeting shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held, or if notice is waived, at the close of business on the day before the day on which the meeting is held.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights of shareholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, provided that such record date shall not be more than sixty days before such action.

(c) The Board of Directors may fix, in advance, a date which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date is fixed and no prior action is required by the Board, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery by hand or by certified or registered mail, return receipt requested, to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. If no record date is fixed by the Board of Directors and prior action is required by law, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(d) A determination of shareholders entitled to notice of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE VI – DIVIDENDS (Section 173)

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII - CORPORATE SEAL [Section 607.0302(2)]

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors.

ARTICLE IX – AMENDMENTS

Section 1 - Initial Bylaws:
The Board of Directors shall adopt the initial Bylaws of the Corporation at its organizational meeting.

Section 2 - By Shareholders:
All By-Laws of the Corporation shall be subject to alteration or repeal, and new By-Laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

Section 3 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal from time to time, by-laws of the Corporation; however, Bylaws made by the Board may be altered or repealed and new Bylaws made by the shareholders.

ARTICLE X - WAIVER OF NOTICE: (Section 229)

Whenever any notice is required to be given by law, the Certificate of Incorporation or these Bylaws, the meeting of shareholders, Board of Directors, or committee thereof, or attendance at the meeting by any person, shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of shareholders, Directors or committee thereof needs to be specified in any written waiver of notice.

ARTICLE XI - INTERESTED DIRECTORS: (Section 144)

No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers, are Directors or Officers, or have a financial interest, when such Director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(a) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) The material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee or the shareholders.

Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors or committee meeting authorizing the contract or transaction.

ARTICLE XII - FORM OF RECORDS: (Section 224)

Any records maintained by the Corporation in its regular course of business, including, but not limited to, its stock ledger, books of account and minute book, may be kept on, or be in the form of punch cards, magnetic tape, photographs, micro-photographs or any other information storage device, provided that the records so kept may be converted into clearly legible written form within a reasonable time. The Corporation shall so convert any of such records so kept upon the request of any person entitled to inspect the same.

AMENDMENTS

Unless otherwise permitted or required by the DGCL and/or any applicable Organizational Document, this Certificate of Incorporation may only be amended, supplemented or otherwise modified by the affirmative vote of the holders of a majority of the shares of the then outstanding Class A Common Stock voting together as a single class; provided that, that any amendment to this Certificate of Incorporation that does not treat all the holders of a series or class of Capital Stock equally with respect to any rights, preferences or privileges provided to the holders of such series or class of Capital Stock hereunder shall require the unanimous consent of the holders of shares of such series or class of Capital Stock.

ARTICLE VII
NOTICES

Unless otherwise specified under this Certificate of Incorporation, all notices and other communications provided for hereunder shall be in writing and given by electronic mail, overnight delivery by a nationally recognized carrier, hand or facsimile transmission (with confirmation of receipt by the sender's fax machine). All such notices and communications shall be effective when delivered by hand, or, in the case of overnight delivery by a nationally recognized carrier, upon the earlier of receipt and confirmation of delivery by such carrier, or, in the case of facsimile transmission or electronic mail, when sent as addressed as set forth herein and confirmation of delivery is received. The address of each party shall be the address maintained in the Corporation's records.

[Remainder Of Page Intentionally Blank]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation as of the date first identified above.

QUIGLER, INC., (a Delaware corporation



By:

David M. Michonski, President